As filed with the Securities and Exchange Commission on July 28, 2006	Registration No. 333-134746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SB-2/A
(Amendment No. 1)

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SyntheMed, Inc.
(Name of Small Business Issuer in its Charter)

Delaware	3841	14-1745197
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Middlesex Essex Turnpike, Suite 210
Iselin, New Jersey 08830
(732) 404-1117
(Address and telephone number of principal executive offices and principal place of business)

Robert P. Hickey
President, CEO and CFO
200 Middlesex Essex Turnpike, Suite 210
Iselin, New Jersey 08830
(732) 404-1117
(Name, address and telephone number of agent for service)

Copy to:

Keith M. Moskowitz, Esq.
Eilenberg & Krause LLP
11 East 44th Street, 17th Floor
New York, New York 10017
(212) 986-9700

Approximate date of proposed sale to the public: From time to time after the date this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SYNTHEMED, INC.

18,193,600 Shares of Common Stock

This prospectus relates to the sale or other disposition by some of our security holders of up to 16,124,600 shares of our currently outstanding shares of common stock and 2,069,000 shares of our common stock issuable upon exercise of currently outstanding common stock purchase warrants. For a list of the selling stockholders, please refer to the "Selling Stockholders" section of this prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when those warrants are exercised by the selling stockholders. None of the warrants has been exercised as of the date of this prospectus. We will pay the expenses of registering these shares.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol SYMD. On July 26, 2006, the closing price of our common stock was $0.70 per share.

The shares included in this prospectus may be disposed of on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not control or determine the price at which a selling stockholder decides to sell or otherwise dispose of its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should understand the risks associated with investing in our common stock. Before making an investment, please read the “Risk Factors” section of this prospectus, which begins on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2006.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. Read the entire prospectus before making an investment decision.

Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to SyntheMed, Inc.., a Delaware corporation.

Company Overview

We are a biomaterials company engaged primarily in the development and commercialization of anti-adhesion and drug delivery products. Products under development, all of which are based on our licensed proprietary, bioresorbable polymer technology, are primarily medical devices designed to prevent or reduce the formation of adhesions (scar tissue) following a broad range of surgical procedures. Our product development efforts are currently focused on our lead product, REPEL-CV™ , a bioresorbable adhesion barrier intended for use in cardiac surgery. In October 2003, we initiated a US-based multi-center pivotal clinical trial on REPEL-CV which is currently anticipated to be completed in the third quarter of 2006. Assuming a favorable outcome, we anticipate submitting the results of this trial to the FDA as a basis for obtaining approval to market REPEL-CV for use in cardiac surgery. In January 2005, we announced that a planned interim analysis of patient data from the REPEL-CV trial was completed by a Data and Safety Monitoring Board (“DSMB”) comprised of medical and biostatistical specialists who are not participating in the trial. Based on data from over forty patients, the DSMB recommended that the trial proceed as planned and that no modifications to the trial protocol were indicated. In March 2005, we announced the initiation of a multi-center clinical study for REPEL-CV involving several cardiac surgery centers in Europe. In June 2006, we announced the successful completion of that clinical study. At the point of the second surgical procedure, 13 of the 15 patients in the study were free of clinically-significant adhesions representing a significant improvement over the typical experience among patients who have undergone secondary open heart procedures. We anticipate receiving, in the third quarter of 2006, CE Mark approval to market REPEL-CV for use in cardiac surgery within the European Union and other international markets.

Our bioresorbable polymer technology is based on a proprietary group of polymers. We believe that these polymers display desirable properties which enable them to be tailored to a wide variety of applications. These properties include bioresorbability, flexibility and strength. Unlike many other polymer systems that may cause untoward tissue responses, polymers derived from our proprietary polymer technology are highly biocompatible. In addition to products for the prevention or reduction of post-operative adhesions, we believe that potential medical applications for its polymer technology include resorbable sutures, stents, coatings for implantable devices and drug delivery systems.

Our address is 200 Middlesex Essex Turnpike, Suite 210, Iselin, New Jersey 08830 and our telephone number is (732) 404-1117. We maintain a web site at www.synthemed.com . The information on our web site is not, and you must not consider such information to be, a part of this prospectus.

Recent Financings

On April 3, 2006, we sold an aggregate of 15,000,000 shares of common stock in a private placement at a purchase price of $.40 per share, resulting in gross cash proceeds of $6,000,000. In connection with the financing, we paid a placement agent a commission equal to $590,000, representing 10% of the proceeds raised by the agent ($449,840 of which was paid, at the agent’s election, by issuance of 1,124,600 shares of common stock at the offering price of $.40 per share, and the balance of which was paid in cash) and we issued to or at the direction of the placement agent warrants to purchase an aggregate of 1,475,000 shares of common stock, representing 10% of the number of shares sold by the agent in the financing. The warrants are exercisable at an exercise price equal to $.60 per share at any time until April 3, 2010. We also reimbursed the agent for certain financing-related expenses including legal fees. The proceeds of the private placement will be used to fund our general working capital needs including completion of the REPEL-CV clinical trials and additional product development activities. This prospectus is part of the registration statement that we filed as a result of our agreement to register for resale under the Securities Act of 1933 the shares of common stock issued in that offering and underlying the placement agent warrants issued in that offering. This prospectus also covers 594,000 shares of our common stock underlying warrants exercisable at $0.12 per share until March 2007 issued to the placement agent in March 2003 in connection with a financing at that time.

In March 2005, we received $796,000 from the exercise of warrants to purchase 6,634,000 shares of our common stock. In December 2005, we received $254,000 from the sale of certain New Jersey state tax losses. These funds were used to fund the REPEL-CV clinical trials as well as other product development activities and operating expenses.

The Offering

Common stock covered hereby	18,193,600 shares, consisting of 16,124,600 outstanding shares owned by selling stockholders and 2,069,000 shares issuable to selling stockholders upon exercise of outstanding warrants.

Common stock currently outstanding	82,821,047 shares (1)(2)

Common stock to be outstanding after offering assuming no exercise of the warrants whose underlying shares are covered by this prospectus	82,821,047 shares (1)(2)

Common stock to be outstanding after offering assuming exercise in full of all warrants whose underlying shares are covered by this prospectus	84,890,047 shares (1)

OTC Bulletin Board Trading Symbol	SYMD

Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 3.

(1)
Does not include (i) 13,391,000 shares of common stock underlying outstanding options, exercisable at prices ranging from $0.023 per share to $4.75 per share, and (ii) 110,000 shares of common stock underlying outstanding notes in the aggregate principal amount of $110,000, which are convertible into our common stock at a rate of $1.00 per share.

(2)	Does not include 2,069,000 shares of common stock underlying warrants held by selling stockholders and covered by this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in the documents incorporated by reference before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

Risks Related to Our Business

We Have a History of Operating Losses and May Never Achieve Profitability

Our operations in recent years have consisted primarily of research, development and testing of our technologies and product candidates. We have incurred significant net losses since inception. We had net losses of $2,148,000 in 2005 and $961,000 in the first quarter of 2006. At March 31, 2006, we had an accumulated deficit of $45,211,000. We currently have no products approved for marketing in the United States or elsewhere. We expect to incur additional losses in connection with our research and development activities, as well as our efforts to obtain regulatory approvals to market REPEL-CV in the United States and Europe and to establish manufacturing and distribution arrangements in anticipation of such approvals. Our ability to achieve profitability is dependent on successfully developing, manufacturing and marketing our product candidates, including REPEL-CV. Accordingly, the extent of future losses and our ability to achieve profitability is uncertain. We may never achieve or sustain a profitable level of operations.

We Are Substantially Dependent on Repel-CV to Generate Revenue

Other than Repel-CV, we have no product candidates in a pre-commercialization stage of development. Our product candidates other than REPEL-CV will require significant further research, development and testing, including extensive clinical testing and regulatory approval, prior to commercial use. We anticipate beginning to market REPEL-CV in Europe following obtaining CE Mark approval, which we anticipate obtaining in the third quarter of 2006. Marketing in the United States is subject to successful completion of the current pivotal clinical trial, which we also anticipate completing in the third quarter of 2006, and approval by the FDA of a pre-marketing approval application. Our ability to generate meaningful revenue from REPEL-CV will be dependent on a variety of factors, many of which are beyond our control. These include:

•	Obtaining necessary FDA and foreign regulatory approvals;

•	Establishing and maintaining satisfactory manufacturing, marketing and distribution arrangements;

•	Degree of market acceptance;

•	Level of reimbursement by government and third party payors; and

•	Competition.

If we are not able to adequately address these risks, we may not be able to achieve revenue in the time frame anticipated, if at all.

If we fail to obtain and maintain the regulatory approvals or clearances necessary to make or sell our products, sales could be delayed or never realized

The jurisdictions in which we plan to market REPEL-CV regulate this product as a medical device, and we anticipate that many if not all of our other product candidates would be similarly regulated. In most circumstances, we, as well as our manufacturers, distributors and agents, must obtain regulatory clearances, approvals and certifications and otherwise comply with extensive regulations regarding safety, quality and efficacy standards. These regulations vary from country to country, and the regulatory review can be lengthy, expensive and uncertain. We may not obtain or maintain the regulatory clearances, approvals and certifications necessary to make or market our products in our targeted markets. Moreover, regulatory clearances, approvals and certifications that are obtained may involve significant restrictions on the applications for which our products can be used. In addition, we may be required to incur significant costs in obtaining or maintaining our regulatory clearances, approvals and certifications. If we do not obtain or maintain regulatory clearances, approvals and certifications to enable us to make or market our products in the United States or elsewhere, or if the clearances, approvals and certifications are subject to significant restrictions, we may never generate significant revenues. The regulatory requirements in some of the jurisdictions where we intend to market our products are summarized below.

United States

Regulation by FDA. The FDA regulates the clinical testing, manufacturing, labeling, distribution and promotion of medical devices. In October 2003, we initiated a US-based multi-center pivotal clinical trial on REPEL-CV for use in cardiac surgeries. Full patient enrollment in the pivotal clinical trial was announced in February 2006 and we anticipate completion of the trial in the third quarter of 2006.

A number of companies in our industry have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials.  We cannot assure investors that the REPEL-CV pivotal clinical trial will be completed in the time frame anticipated or that the data from the trial will support FDA clearance or approval to market this product for the designated use. Delays in completing the trial will delay our ability to market REPEL-CV in the United States and failure to obtain FDA marketing clearance or approval will result in our inability to sell REPEL-CV in the United States, all of which may cause us to need capital sooner than anticipated.

Subject to obtaining FDA marketing clearance or approval, we plan to manufacture REPEL-CV in the United States through outside third-party contract manufacturers. Manufacturers of medical devices are required to obtain FDA approval of their manufacturing facilities and processes, to adhere to applicable standards for manufacturing practices and to engage in extensive recordkeeping and reporting. REPEL-CV, as well as any other products that we manufacture or distribute following FDA marketing clearance or approval, will be subject to extensive ongoing regulation by the FDA. . Subsequent discovery of previously unknown problems may result in restriction on a product's use or withdrawal of the product from the market. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.

European Union and Other International Markets

General. International sales of medical devices are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our product candidates in markets outside the United States will be subject to regulatory approvals or clearances in those jurisdictions. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on medical devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval or clearance by foreign government authorities is uncertain and can be expensive. Our ability to market our product candidates could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

Requirement of CE Certification in the European Union. To market a product in the European Union, we must be entitled to affix a CE Certification, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. A CE Certification enables us to market a product in all of the countries of the European Union, as well as in other countries, such as Switzerland and Israel, that have adopted the European Union’s regulatory standards. We have not yet received a CE Certification for the use of REPEL-CV in cardiac surgeries. There can be no assurance that we will receive CE Certification for REPEL-CV in cardiac surgeries or for any other indications for use or that we will receive CE Certifications for any of our other product candidates.

We Will Need Additional Capital to Fund Our Plan of Operations; Going Concern Emphasis in Auditor’s Report

We anticipate that our existing cash, cash equivalents and short-term investments, together with anticipated revenue from operations, should be sufficient to fund our operations for the next 12 months. We may, however, need or choose to raise additional funds before then. We have historically experienced cash shortages and the report of our independent auditors relating to our 2005 financial statements indicates that there is substantial doubt about our ability to continue as a going concern. Although we subsequently raised $6 million in gross proceeds in an equity placement, we may seek to obtain additional funds through equity or debt financings, or strategic alliances with third parties either alone or in combination with equity or debt financings. There are a variety of factors that could cause our future capital requirements to be greater than anticipated or could accelerate our need for funding. These include:

•	unforeseen developments during our pre-clinical and clinical trials, including the REPEL-CV pivotal clinical trial;

•	delays in the timing of receipt of required regulatory approvals or clearances to make or sell REPEL-CV;

•	unforeseen difficulties in establishing and maintaining an effective sales and distribution network;

•	unforeseen difficulties in establishing and maintaining third party commercial scale manufacturing capacity and capability and arrangements with component material suppliers;

•	unanticipated expenditures in research and product development;

•	unanticipated expenditures in the acquisition and defense of intellectual property rights;

•	unforeseen changes in healthcare reimbursement for procedures using REPEL-CV;

•	lack of demand for and market acceptance of REPEL-CV;

•	unanticipated difficulties in operating in international markets;

•	the need to respond to technological changes and increased competition;

•	unforeseen problems in attracting and retaining qualified personnel to market our products;

•	claims that might be brought in excess of our insurance coverage; and

•	any imposition of penalties for failure to comply with regulatory guidelines.

In addition, although we have no present commitments or understandings to do so, we may seek to expand our operations and product line through acquisitions or joint ventures. Any such acquisitions or joint ventures may increase our capital requirements.

We may not be able to obtain financing on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. Insufficient funds may require us to delay, limit or eliminate some or all of our research and development programs, or require us to license to third parties certain products or technologies that we would otherwise seek to commercialize on our own.

Our Patents and Proprietary Rights May Not Provide Us With Significant Competitive Advantage

Our success will depend heavily on our ability to obtain and retain patent protection for our polymer technology and product candidates, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. We own ten United States patents, one Australian patent and one Canadian patent relating to our polymer technology. In addition, we have filed applications for patents in a number of countries and intend to file additional patent applications in other countries. Claims in the pending patent applications may not issue as patents, and issued patents may not provide us with meaningful competitive advantages. In addition, challenges may be instituted against the validity or enforceability of any patent owned or licensed by us. Furthermore, others may independently develop similar or superior technologies, duplicate our technologies or design around the patented aspects of our technologies. We may also infringe upon prior or future patents owned by others, and may be forced to acquire licenses under patents belonging to others for technology potentially useful or necessary to our business. These licenses may not be available on terms acceptable to us, if at all. Moreover, patents issued to or licensed by us may be infringed by others. The cost of litigation involving patents, whether brought by or against us, can be substantial, and can result in adverse determinations to us, including declaration of our patents as invalid.

We seek to protect our trade secrets and proprietary know-how, in part, through confidentiality agreements with our employees, consultants, advisors, collaborators and others. These agreements may be violated by the other parties, we may not have adequate remedies for any breach and our trade secrets may otherwise become known or be independently developed by competitors. To the extent that consultants, key employees, third parties involved in our projects or others independently develop technological information, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor.

Insufficient Reimbursement From Government and Third Party Health Care Payors Will Negatively Impact Our Ability to Successfully Commercialize Our Proposed Products

Successful commercialization of our proposed products may depend in part on the availability of adequate reimbursement from third-party health care payors such as Medicare, Medicaid and private insurance plans. Reimbursement matters include both coverage issues and payment issues. Questions of coverage relate to whether a product will be paid for at all and under what circumstances. Questions of payment relate to the amount or level of payment. Reimbursement policies vary among payors and may depend on the setting in which a product is used. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Adequate third-party reimbursement may not be available for us to establish and maintain satisfactory price levels. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and payment levels for new therapeutic products. If adequate coverage and payment levels are not provided by government and third-party payors for our proposed products, the market acceptance of these products would be adversely affected. Internationally, reimbursement issues vary by country which can influence the pace at which hospitals are willing to respond to the surgeons' request for new products, particularly those that add to the total cost of the surgical procedure rather than substituting for an existing product. In some international markets, the use of new products may be delayed until the product is included in a government tender under which the hospital can apply for reimbursement. The submission and approval of tender applications may only occur on a semi-annual or annual basis depending on the country.

Our Proposed Products May Never Achieve a Satisfactory Level of Market Acceptance

Our future growth and profitability will depend, in large part, on the acceptance by the medical community of our proposed products. This acceptance will be substantially dependent on educating the medical community as to the full capabilities, distinctive characteristics, perceived benefits and clinical efficacy of the proposed products. It is also important to the commercial success of our proposed products that our independent distributors and agents succeed in training a sufficient number of surgeons and in providing them adequate instruction in the use of our products. This training requires a commitment of time and money by surgeons that they may be unwilling to give. Even if surgeons are willing, if they are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could damage our business and reduce product sales.

Our Reliance on Contract Manufacturers and Suppliers and Lack of Manufacturing Experience May Hurt Our Ability to Supply Our Proposed Products on a Timely Basis

We currently have no manufacturing facilities. We rely on others for clinical and commercial production. In addition, some raw materials necessary for the commercial manufacturing of our products are produced to distinct specifications and may only be available from a limited number of suppliers. We intend to use a series of suppliers in the production of REPEL-CV. Any delays or failures of the manufacturing or packaging process at any of these suppliers, which to a large extent may be beyond our control, could cause inventory problems or product shortages. To be successful, however, we must be capable of manufacturing or contracting for the manufacture of its products in commercial quantities, in compliance with regulatory requirements and at acceptable costs. We may manufacture certain products directly at such time, if ever, that such products are successfully developed. We have no experience with the direct manufacture of these proposed products. The manufacture of these proposed products is complex and difficult, and will require the Company to attract and retain experienced manufacturing personnel and to obtain the use of a manufacturing facility in compliance with FDA and other regulatory requirements. We may not be able to attract or retain experienced personnel, and we may not be able to obtain the financing necessary, to manufacture these products directly.

If We Are Unable to Establish and Maintain an Effective Sales and Distribution Network, Our Ability to Generate Sales and Become Profitable Will be Impaired

We are in the process of establishing a network of independent distributors and agents to market REPEL-CV in European and other countries if and when the product obtains CE Mark approval. We have limited experience in establishing such a network and we may not be able to establish such arrangements in any particular country on desired terms, if at all. If and to the extent we are successful in establishing such arrangements, we will be dependent upon our distributors and agents for the sale of REPEL-CV. We cannot assure that the distributors and agents will perform their obligations in their respective territories as expected, or that we will derive any revenue from these arrangements. Nor can we assure that our interests will continue to coincide with those of our distributors and agencies, or that our distributors and agencies will not seek to market independently, or with other companies, other competitive products. The complete product line represented by the distributors and agencies, including REPEL-CV, is an important factor in the distributors’ or agencies’ ability to penetrate the market. Accordingly, our ability to penetrate the markets that we intend to serve is highly dependent upon the quality and breadth of the other product lines carried by our distribution network, the components of which may change from time to time, and over which we have little or no control. Any failure to establish and maintain an effective sales and distribution network will impair our ability to generate sales and become profitable.

In the United States, subject to obtaining FDA marketing approval, we may either rely on our own sales personnel and representatives or on distributors, or a combination thereof. The addition of direct sales representatives will increase our operating expenses. Furthermore, we cannot assure that adding direct sales representatives will improve sales or that our direct sales representatives will be successful in generating sufficient sales to cover the cost of supporting their sales activities. We may experience difficulty attracting and retaining qualified personnel to market or sell our products and we may not be able to successfully implement this type of sales and distribution method.

If We are Not Able To Satisfy Our Obligations Under Technology Agreements, We May Lose Rights to Technologies Important to Our Proposed Products

We have acquired the rights to technologies pursuant to agreements with research institutions. Such agreements contain provisions requiring us, among other things, to develop, commercialize and/or market products, to achieve minimum sales and/or income levels within certain periods of time, to meet minimum funding requirements and to make royalty payments in order to maintain the patents and other rights granted thereunder. In addition, the patents and proprietary rights revert to the grantor on certain dates and/or upon the occurrence of certain conditions. We may not be able to satisfy our obligations under these agreements. In the event that certain patents and proprietary rights were to revert to the grantor, we could be forced to cease sales of any and all products incorporating technology covered by such rights.

We May Not Be Able To Compete Successfully Against Our Competitors

We are engaged in rapidly evolving and highly competitive fields. Competition from biotechnology companies, medical device manufacturers, pharmaceutical and chemical companies and other competitors is intense. Academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and seeking patent protection and may develop competing products or technologies on their own or through joint ventures. Our products could be rendered noncompetitive or obsolete by these and other competitors’ technological advances. We may be unable to respond to technological advances through the development and introduction of new products. Moreover, many of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than our company. These competitors may be in the process of seeking FDA or other regulatory approvals or clearances, or patent protection, for competitive products. Our competitors could, therefore, commercialize competing products in advance of our products. They may also enjoy substantial advantages over us in terms of:

●	research and development expertise;

●	experience in conducting clinical trials;

●	experience in regulatory matters;

●	manufacturing efficiency;

●	name recognition;

●	sales and marketing expertise;

●	established distribution channels; and

●	established relationships with health care providers and payors.

These advantages may limit the demand for, and market acceptance of, our products.

Difficulties of Operating in International Markets May Harm Sales of Our Products

Subject to obtaining CE Mark approval, we intend to market REPEL-CV in Europe prior to the United States. We anticipate that the international nature of our business will subject us and our foreign distributors to the laws and regulations of the jurisdictions in which they operate, and in which our products would be sold. The types of risks that we face in international operations include:

●	the imposition of governmental controls;

●	logistical difficulties in managing international operations; and

●	fluctuations in foreign currency exchange rates.

Our international sales and operations, if any, may be limited or disrupted if we cannot successfully meet the challenges of operating internationally.

Use of Hazardous Materials in Our Business May Expose us to Expensive Claims

Medical and biopharmaceutical research and development involves the controlled use of hazardous materials. We and our contract manufacturer are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that all of our current contractors comply and future contractors will comply with safety procedures for handling and disposing of such materials under the standards prescribed by federal, state and local regulations, we may be exposed to fines and penalties for improper compliance with such standards. Moreover, the risk of accidental contamination or injury from those materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could be in excess of insured amounts and exceed the resources of our company.

If we Lose or Are Unable to Hire and Retain Qualified Personnel, we May Not Be Able to Successfully Implement Our Plan of Operations

We are dependent upon a limited number of key management, scientific and technical personnel and consultants. In addition, our future success will depend in part upon our ability to attract and retain highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be successful in hiring or retaining qualified personnel. Loss of key personnel or the inability to hire or retain qualified personnel could hurt our ability to successfully implement our plan of operation.

We Rely on Consultants For Certain Strategic Activities, Which Results in Less Control Over Such Activities

 We rely upon consultants and advisors to assist in formulating research and development strategies, testing and manufacturing and marketing-related issues. We have less control over the activities of our consultants than we do over our employees, which may reflect negatively in the time and effort devoted to such activities. All of our consultants and advisors are employed outside of our company and may have commitments or consulting or advisory contracts with other entities that could conflict with their service to our company.

We May Be Exposed to Large Product Liability Claims

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of medical products. The use of our proposed products in clinical trials may expose us to product liability claims and possible adverse publicity. These risks also exist with respect to our proposed products, if any, that receive regulatory approval for commercial sale. We currently have product liability insurance coverage for the use of our proposed products in clinical trials and anticipate obtaining similar coverage for commercial sale. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we would have to pay any amount awarded by a court in excess of policy limits. A product liability or other judgment against our company in excess of insured amounts or not covered by insurance could have a material adverse effect upon our financial condition.

We May Acquire Technologies or Companies in The Future, and These Acquisitions Could Result In Dilution to Our Shareholders and Disruption of Our Business

Entering into an acquisition could divert management attention. We also could fail to assimilate the acquired company, which could lead to higher operating expenses. Finally, our shareholders could be diluted if we issue shares of our stock to acquire another company or technology.

Risks Related to Our Stock

The Sale or Availability for Sale of Substantial Amounts of Common Stock Could Adversely Affect Our Stock Price

The sale or availability for sale of substantial amounts of our Common Stock, including shares issuable upon exercise of outstanding stock options and warrants, in the public market could adversely affect the market price of our Common Stock. As of July 26, 2006, we had 82,821,047 shares of Common Stock issued and outstanding and the following shares of Common Stock were reserved for issuance:

•	594,000 shares upon exercise of outstanding warrants, exercisable at $0.12 per share and expiring on March 26, 2007;

•	110,000 shares upon conversion of promissory notes with a conversion price of $1.00 per share expiring on August 1, 2006 and February 1, 2007; and

•	1,475,000 shares upon exercise of outstanding warrants, exercisable at $0.60 per share and expiring on April 3, 2010

•	13,391,000 shares upon exercise of outstanding options, exercisable at prices ranging from $0.023 to $4.75 per share and expiring from February 18, 2007 to May 8, 2016.

Approximately 73% of the outstanding shares of Common Stock, as well as substantially all of the shares issuable upon exercise of outstanding options, are freely tradable without restriction unless held by an affiliate of our company as that term is defined under the Securities Act. The remaining shares described above are deemed "restricted securities" and may not be sold in the absence of registration or in accordance with Rule 144 under the Securities Act or another exemption.

Our Stock Price May Be Volatile and the Market For Our Stock May be Illiquid

The market price of our Common Stock has been and is likely to continue to be highly volatile. Trading in our Common Stock has experienced low volume and limited liquidity. Some of the factors that may affect the volatility and liquidity of our stock price are:

•	fluctuations in our operating results;

•	our need and ability to obtain capital;

•	shortfalls in revenue or earnings from levels expected by securities analysts;

•	outcomes of clinical trials and regulatory submissions;

•	announcements of technological innovations or new products by the Company or its competitors;

•	changes in governmental regulations; and

•	developments with respect to patents or proprietary rights litigation.

Provisions in Our Charter and Delaware Law May Deter a Third Party From Seeking to Obtain Control of us or May Affect Your Rights as a Stockholder

Our Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation") authorizes the issuance of a maximum of 5,000,000 shares of preferred stock ("Preferred Stock") on terms that may be fixed by our Board of Directors without further stockholder action. The terms of any series of Preferred Stock could adversely affect the rights of holders of the Common Stock. The issuance of Preferred Stock could make the possible takeover of our company more difficult or otherwise dilute the rights of holders of the Common Stock and the market price of the Common Stock. In addition, we are subject to Delaware General Corporation Law provisions that may have the effect of discouraging persons from pursuing a non-negotiated takeover of our company and preventing certain changes of control.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This document contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 3.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.

We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the common stock covered hereby by the selling stockholders pursuant to this prospectus. However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants whose underlying shares are covered by this prospectus. If all such warrants are exercised, the total amount of proceeds we would receive is $956,000. We expect to use the proceeds we receive from the exercise of warrants, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

MARKET PRICE OF COMMON STOCK
AND OTHER STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the OTC Bulletin Board since August 1998. The trading symbol for our common stock is “SYMD.” From 1992 until 1998 our common stock traded on the Nasdaq Stock Market. In August 1998 our common stock was delisted from Nasdaq for failure to satisfy applicable maintenance criteria. The following table sets forth quarterly high and low bid prices for the Common Stock for the periods presented, as reported by the OTCBB. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ended December 31, 2004

	High	Low
First Quarter	.44	.31
Second Quarter	.53	.33
Third Quarter	.51	.34
Fourth Quarter	.60	.28

Fiscal Year Ended December 31, 2005

	High	Low
First Quarter	.44	.31
Second Quarter	.43	.34
Third Quarter	.42	.31
Fourth Quarter	.45	.34

Fiscal Year Ended December 31, 2006

First Quarter	.94	.40
Second Quarter	.85	.56

Holders

As of July 26, 2006, the number of holders of record of the Company’s Common Stock was 340. We believe that the number of beneficial holders of our Common Stock on such date was in excess of 1,500.

Dividends

We have never paid a cash dividend on our Common Stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. Accordingly, we do not anticipate the payment of any cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We are a biomaterials company engaged in the development and commercialization of innovative and cost-effective medical devices for therapeutic applications. Products under development, all of which are based on our licensed proprietary, bioresorbable polymer technology, are surgical implants designed to prevent or reduce the formation of adhesions (scar tissue) following a broad range of surgical procedures. Our product development efforts are currently focused on our lead product, REPEL-CV™ Adhesion Barrier, for use in cardiac surgery. In October 2003, we initiated a US-based multi-center pivotal clinical trial for REPEL-CV which is currently anticipated to be completed in the third quarter of 2006. Assuming a favorable outcome, we anticipate submitting the results of this trial to the FDA as a basis for obtaining approval to market REPEL-CV for use in cardiac surgery. In February 2006, we announced completion of patient enrollment for the multi-center pivotal clinical trial for REPEL-CV. In March 2005, we announced the initiation of a multi-center clinical study for REPEL-CV involving several leading cardiac surgery centers in Europe. In June 2006, we announced the successful completion of that clinical study. At the point of the second surgical procedure, 13 of the 15 patients in the study were free of clinically-significant adhesions, representing a significant improvement over the typical experience among patients who have undergone secondary open heart procedures. We anticipate receiving, in the third quarter of 2006, CE Mark approval to market REPEL-CV for use in cardiac surgery within the European Union and other international markets.

Our bioresorbable polymer technology is based on a proprietary group of polymers. We believe that these polymers display desirable properties, which enable them to be tailored to a wide variety of applications. These properties include bioresorbability, flexibility, strength and biocompatibility. Potential applications for products derived from these polymers are in medical areas such as the prevention of post-operative adhesions, sutures, stents, implantable device coatings and drug delivery.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and notes thereto appearing elsewhere herein.

New Accounting Pronouncements

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment.” SFAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. Accordingly, the adoption of SFAS 123R’s fair value method could have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

We elected to use the modified prospective transition method, therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. As a result, the recognition of stock-based compensation expense was generally limited to the expense attributed to stock option modifications, as well as the amortization of certain acquisition-related deferred compensation.

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their fair values. For options with graded vesting, we value the stock option grants and recognize compensation expense as if each vesting portion of the award was a separate award. Under the modified prospective method, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. In addition, the realization of tax benefits in excess of amounts recognized for financial reporting purposes will be recognized as a financing activity rather than an operating activity as in the past.

As of March 31, 2006, there was approximately $258,000 of unrecognized stock compensation related to unvested awards (net of estimated forfeitures) expected to be recognized over the next 15 months.

Results of Operations

2005 v. 2004

We had no revenue for the fiscal year ended December 31, 2005; for the fiscal year ended December 31, 2004, we had revenue of $23,000 that represented royalties on sales of the Sure-Closure System. Pursuant to the terms of the underlying agreement, our right to receive royalty payments associated with Sure Closure System product sales expired with respect to sales occurring after June 30, 2004.

We incurred research and development expenses of $1,524,000 and $1,382,000 for the fiscal years ended December 31, 2005 and 2004, respectively. The increase was primarily attributable to higher costs associated with the REPEL-CV European clinical study and product liability expense partially offset by lower US pivotal clinical trial and manufacturing development expenses. It is anticipated that research and development expenses will continue to increase as we expand our product development activities.

General and administrative expenses totaled $937,000 for the fiscal year ended December 31, 2005 as compared to $1,019,000 for the previous year. The decrease was primarily attributable to lower stock-based compensation expense partially offset by higher minimum royalty and legal expenses.

Interest income increased to $28,000 for the fiscal year ended December 31, 2005 from $13,000 for the prior fiscal year. The increase was primarily attributable to higher interest rates.

We recognized royalty income of $174,000 for the fiscal year ended December 31, 2004. This income was associated with the write off of the remaining balance of deferred royalty income associated with the Sure Closure System upon the June 30, 2004 expiration of the royalty period.

Interest expense of $6,000 for the fiscal year ended December 31, 2005 was equal to the amount reported in the prior year.

We realized other income from the reversal of liabilities of $37,000 and $61,000 for the fiscal years ended December 31, 2005 and December 31, 2004, respectively. The reversal of liabilities during 2005 and 2004 related to trade transactions which where due and payable on or before December 31, 1999 and December 31, 1998, respectively. The reversals were made due to the passage of time and our belief that the underlying claims would be barred by applicable statutes of limitation if recovery actions were asserted at the time of the respective reversals.

We recorded an income tax benefit of $254,000 during the fiscal year ended December 31, 2005 as compared to $295,000 in the prior year. These amounts were attributable to the receipt of funds associated with the sale of certain accumulated New Jersey State tax operating losses. The decrease compared to prior year is primarily attributed to an increase in companies participating in the program.

We reported a net loss of $2,148,000 for the fiscal year ended December 31, 2005 as compared to a net loss of $1,841,000 for the prior year. The increase in the current period net loss is attributable to the factors described above.

We reflected deemed non-cash dividends on preferred stock of $74,000 for the fiscal year ended December 31, 2004 resulting in a net loss attributable to common stockholders of $1,915,000. With the conversion of the Series C Convertible Preferred Stock into common stock in March 2004, there is no further recognition of a deemed non-cash dividend.

Q1 2006 v. Q1 2005

We incurred research and development expenses of $325,000 for the three month period ended March 31, 2006 compared to $257,000 for the comparable prior year period. The increase in expenditures compared to the prior year is primarily attributable to higher compensation, manufacturing development and product liability insurance expenditures incurred during 2006.

General and administrative expenses totaled $597,000 for the three months ended March 31, 2006, compared to $262,000 for the comparable prior year period. The increase in expenditures compared to the prior year is primarily attributable to the adoption of SFAS 123R and stock-based compensation expense associated with the modification of the term of certain stock options.

We incurred sales and marketing expenses of $37,000 for the three months ended March 31, 2006; there were no comparable expenses during the prior year period. These expenses are associated with pre-launch marketing costs in the European markets.

There was no interest income during the three months ended March 31, 2006; interest income was $7,000 for the three months ended March 31, 2005. The decrease compared to the prior year is primarily attributable to lower average cash balances.

Interest expense of $2,000 for the three months ended March 31, 2006 was equal to the amount recorded in the comparable prior year period.

Our net loss was $961,000 for the three months ended March 31, 2006. A net loss of $514,000 was recorded for the comparable prior year period. We expect to incur losses in future periods.

Liquidity and Capital Resources

The cash balances were $122,000 and $735,000 at March 31, 2006 and December 31, 2005, respectively. At March 31, 2006, the Company had a working capital deficit of $642,000.

Net cash used in operating activities was $622,000 for the three months ended March 31, 2006 as compared to $530,000 for the prior year period. Net cash used in operating activities for the current year period was primarily due to a net loss of $961,000 partially offset by the impact of $411,000 in stock-based compensation expenses, primarily due to the adoption of SFAS 123R and the modification of options which extended the exercise period by one year. Net cash used in operating activities for the prior year period was primarily due to a net loss of $514,000.

Net cash provided from financing activities for the three months ended March 31, 2006 was $9,000 as compared to $796,000 for the prior year period. The current and prior year period amounts were primarily attributable to the exercise of outstanding warrants and options.

Our convertible notes payable balance of $110,000 as of March 31, 2006 consists of notes with principal amounts of $40,000 and $70,000 maturing on August 6, 2006 and February 22, 2007, respectively.

The report of our independent auditors relating to the 2005 financial statements contains an explanatory paragraph stating that certain conditions raise substantial doubt about our ability to continue as a going concern. In April 2006, we completed a private placement in which we received $6.0 million in gross proceeds in consideration for the issuance of 15.0 million shares of common stock. Based on the current plan of operation, we anticipate that our cash balances at March 31, 2006, together with the funds received from the private placement and anticipated revenue, should be sufficient to fund cash requirements for at least the next twelve months.

At March 31, 2006, we had employment agreements with three officers that were scheduled to expire in May 2006, September 2006 and March 2009, respectively. Pursuant to these agreements, our commitment regarding severance benefits aggregates $410,000 at March 31, 2006. The agreement scheduled to expire in May 2006 has been amended and now expires in May 2009. We have also entered into change of control agreements with two executive officers pursuant to which, upon the occurrence of events described therein, we could become obligated, in addition to certain other benefits, to pay amounts equal to 200% and 150% of such officers’ annual base salaries, respectively, plus the greater of the prior year’s cash bonus or current year’s target bonus. Any severance payments under the employment agreements would offset amounts required to be paid under the change of control agreements.

BUSINESS

General

We are a biomaterials company engaged primarily in the development and commercialization of anti-adhesion and drug delivery products. Products under development, all of which are based on our licensed proprietary, bioresorbable polymer technology, are primarily medical devices designed to prevent or reduce the formation of adhesions (scar tissue) following a broad range of surgical procedures. Our product development efforts are currently focused on our lead product, REPEL-CV™ , a bioresorbable adhesion barrier intended for use in cardiac surgery. In October 2003, we initiated a US-based multi-center pivotal clinical trial on REPEL-CV which is currently anticipated to be completed in the third quarter of 2006. Assuming a favorable outcome, we anticipate submitting the results of this trial to the FDA as a basis for obtaining approval to market REPEL-CV for use in cardiac surgery. In January 2005, we announced that a planned interim analysis of patient data from the REPEL-CV trial was completed by a Data and Safety Monitoring Board (“DSMB”) comprised of medical and biostatistical specialists who are not participating in the trial. Based on data from over forty patients, the DSMB recommended that the trial proceed as planned and that no modifications to the trial protocol were indicated. In March 2005, we announced the initiation of a multi-center clinical study for REPEL-CV involving several cardiac surgery centers in Europe. In June 2006, we announced the successful completion of that clinical study. At the point of the second surgical procedure, 13 of the 15 patients in the study were free of clinically-significant adhesions, representing a significant improvement over the typical experience among patients who have undergone secondary open heart procedures. We anticipate receiving, in the third quarter of 2006, CE Mark approval to market REPEL-CV for use in cardiac surgery within the European Union and other international markets.

Certain Historical Activities

In March 2003, we completed the purchase of the polymer technology assets of a private medical technology company based in the United Kingdom, Phairson Medical Limited (and an affiliated entity; collectively, “Phairson”), in exchange for the issuance of 6,895,561 shares of Common Stock. The assets comprise a series of United States and foreign patent applications as well as scientific and clinical documentation and provide us a second platform technology for future product development. We also assumed Phairson’s rights and obligations under a development agreement with the Swiss Federal Institute of Technology and the University of Zurich, as well as with the principal investigator of the technology development project, Professor JA Hubbell. Under these agreements, we are required to pay royalties of no more than 1.1% of net sales of products incorporating the technology. If we fail to sublicense the technology or pursue development efforts involving the technology for a period of two years or more, we are obligated to negotiate a return of the technology to the university. We believe that our development efforts to date have met the requirements of the agreement. Materials derived from this polymer technology have shown positive results in initial preclinical studies on post-operative adhesion formation models and in a toxicology study. Certain stockholders of Phairson have participated in prior financings by our company, and Richard Franklin, Chairman of the Board of our company, is a stockholder and has served as chief executive officer of Phairson. In connection with the acquisition, we granted an option, exercisable for seven years, to purchase up to 100,000 shares of Common Stock at $.09 per share to Dr. Gere S. diZerega, who has served as a medical consultant to both companies and who assisted in identifying the acquisition opportunity. Dr. diZerega had previously served as a director of our company.

In April 1998, we launched CLINICEL, a silicone-based device for diminishing unsightly scars and associated discomfort. CLINICEL was marketed through a direct to consumer marketing campaign in the United States and internationally through a series of independent distributors. In order to focus resources on the bioresorbable polymer product opportunities, we discontinued the manufacture and sale of CLINICEL products effective February 29, 2000 and the intellectual property rights associated with CLINICEL reverted to the Dimotech Ltd., a subsidiary of Technion Research and Development Foundation Ltd.

We previously developed and marketed the Sure-Closure SystemTM, a disposable wound closure device. In July 1994, we sold the Sure-Closure System to MedChem Products, Inc. (“MedChem”) which was subsequently acquired by C.R. Bard, Inc. (“C.R. Bard”). In October 1997, Zimmer Orthopaedics acquired the Sure-Closure System from C.R. Bard. We received a 10% royalty on all net sales of the Sure-Closure System products through June 30, 2004. In September 2004, we recorded royalty income of $174,000. This income was associated with the write off of the remaining balance of deferred royalty income upon the expiration of the royalty period of the underlying agreement. The Sure-Closure System was invented at the Rambam Medical Center, an affiliate of Technion-Israel Institute of Technology in Haifa, Israel and the intellectual property rights relating thereto were assigned to us in 1992.

We are a Delaware corporation. We were incorporated in August 1990 under the name of BioMedical Polymers International, Ltd. We changed our name to Life Medical Sciences, Inc. in June 1992 and to SyntheMed, Inc. in May 2005. We increased our authorized shares of Common Stock from 43.75 million to 100 million in April 2002 and from 100 million to 150 million in April 2006.

Post-Operative Adhesions

Adhesions are fibrous structures that connect tissues or organ surfaces that are not normally joined. They are an undesirable side effect of the body's normal healing process following damage to tissue. Adhesions can cause significant complications such as bowel obstruction following abdominal surgery, infertility following gynecologic surgery, serious complications during secondary cardiovascular surgical procedures, restricted limb motion following orthopedic surgery, and pain following any surgery. Moreover, adhesions that form as a result of surgery can increase the complexity, duration and risk of subsequent surgery. According to industry sources, in the United States surgeons perform an estimated 440,000 abdominal operations annually to remove adhesions, and the annual cost in the United States for the removal of such adhesions is estimated at $2.0 billion in inpatient treatment charges.

According to industry data, adhesions occur in approximately 93% of abdominal surgeries, between 55% and 100% of gynecologic operations and in virtually every open-heart procedure. Adhesion formation after open-heart surgical procedures is a well-documented, significant complication at the point of performing a secondary procedure. Secondary procedures (re-do’s) account for 15-20% of the approximately 500,000 open-heart surgeries performed annually in the United States. Extensive adhesions form between the surface of the heart (epicardium) and the inner surface of the sternum after virtually every open-heart surgical procedure. These adhesions make opening the sternum and accessing the heart a time consuming and dangerous process in the secondary procedure. There are no FDA approved products currently available to the cardiovascular surgeon to address post-operative adhesion formation.

In the United States, there are approximately 1.9 million gynecologic surgical procedures performed annually which have proven to be prone to post-operative adhesion formation. Among these procedures are approximately 1.0 million infertility procedures which, in many instances, are performed due to the complications caused by adhesions which have compromised the functionality of the reproductive organs. In the absence of an efficacious means of intervention, the formation of adhesions becomes a virtually unavoidable byproduct of the trauma caused to internal tissue surfaces during the surgical procedure. Numerous clinical studies substantiate the observation that performing such procedures laparoscopically (less-invasively) rather than in the traditional open manner, in fact, may lead to the formation of more extensive and problematic adhesions.

Since it is not possible to predict which patients will develop adhesion related complications, we believe that most surgeries will benefit from routine use of its adhesion prevention products. We believe that current products for the prevention or reduction of adhesions in gynecologic and general surgery are limited by various shortcomings including:

•	undesirable handling characteristics in the surgical environment,

•	diminished efficacy in the presence of blood,

•	inability to be used in laproscopic procedures, and

•	failure to be absorbed.

We believe that our products under development may not suffer from some if not all of these shortcomings and as a result may become the preferred method of treatment for the prevention or reduction of adhesions. In addition, some resorbable polymers may form particles or breakdown products as they degrade which could lead to untoward biological effects or may actually cause adhesions. We believe that our products will provide an additional clinical benefit in that they have been shown to uniformly dissolve without forming particles or breakdown products.

Products Under Development

Set forth below is a chart summarizing our products and their stage of development, followed by a more detailed description of each product.

Product	Potential Therapeutic Application	Status	Est. Annual Market Potential*
REPEL-CV Barrier Film	Preventing or reducing post-operative surgical adhesions in open heart surgical procedures.	US pivotal clinical trial. European clinical study completed.	$250 Million
REPEL-AFIB Drug Delivery	Intraoperative prevention of surgically-induced atrial fibrillation.	Preclinical development.	$1 Billion
REPEL™ Barrier Film	Preventing or reducing post-operative surgical adhesions in gynecological and general surgical procedures.	IDE approval for a pivotal clinical trial in gynecological procedures. Project on hold.	$100 Million
RESOLVE™ Viscous Polymers	Preventing or reducing post-operative surgical adhesions in gynecological and general abdominal surgery.	Preclinical development.	$400 Million
RELIEVE™ Viscous Solution	Preventing or reducing post-operative surgical adhesions in orthopedic and spinal surgery.	Preclinical development on hold.	$300 Million

*Based on industry estimates.

REPEL-CV

REPEL-CV, our lead product, is a bioresorbable adhesion barrier film designed to be placed over the surface of the heart at the conclusion of the surgical procedure.

Pivotal Clinical Trial. In October 2003, we initiated the multi-center randomized, controlled, pivotal clinical trial based on an Investigational Device Exemption (IDE) granted by the Food and Drug Administration (FDA). The objectives of the trial are to further demonstrate the efficacy of REPEL-CV in reducing the extent and severity of adhesions after open heart surgery in a neonatal patient population. Full patient enrollment in the pivotal clinical trial was announced in February 2006. We currently anticipate that this trial will be completed in mid-2006 and, assuming a favorable outcome, will be submitted to the FDA as a basis for obtaining approval to commercialize REPEL-CV for use in cardiac surgery. In January 2005, we announced that a planned interim analysis of patient data from the REPEL-CV trial was completed by a DSMB comprised of medical and biostatistical specialists who are not participating in the trial. Based on data from over forty patients, the DSMB recommended that the trial proceed as planned and that no modifications to the trial protocol were indicated.

European Clinical Study. In March 2005, we announced the initiation of a multi-center clinical study for REPEL-CV involving several leading cardiac surgery centers in Europe. In June 2006, we announced the successful completion of that clinical study. At the point of the second surgical procedure, 13 of the 15 patients in the study were free of clinically-significant adhesions, representing a significant improvement over the typical experience among patients who have undergone secondary open heart procedures.

Earlier Clinical and Pre-Clinical Studies. In March 2003, we completed a feasibility clinical trial for REPEL-CV in open heart surgical procedures. This trial commenced during the first quarter of 2002 and patient enrollment was completed during the third quarter of 2002. This trial provided initial information on the effectiveness of REPEL-CV in reducing the formation of post-operative adhesions in open heart surgical procedures as well as additional safety data. In February 2000, we concluded a multi-center, randomized, controlled U.S. pilot clinical trial for REPEL-CV in open heart surgical procedures. In the pilot clinical trial, REPEL-CV was rated safe and well tolerated when compared to the control of standard surgical technique. REPEL-CV was evaluated in a series of pre-clinical studies which were conducted at the University of Southern California and at New York Presbyterian Medical Center. Throughout these studies, REPEL-CV was rated as safe and well-tolerated and was shown to virtually prevent the formation of adhesions to the surface of the heart.

REPEL-AFIB

Approximately one third of patients undergoing open heart surgery develop atrial fibrillation (irregular heart beat), resulting from the trauma of the surgical procedure. Patients typically encounter this complication during the first or second day of the post-operative recovery period which often results in the patients being returned to the coronary intensive care setting. These patients are currently treated with systemic drug delivery after the onset of the complication which requires increased patient monitoring and often results in a delayed discharge from the hospital, significantly increasing the overall cost of care. Similar to drug eluding stents used in angioplasty procedures, REPEL-AFIB comprises a site-specific drug delivery vehicle, in this case in the form of a bioresorbable film similar to REPEL-CV, which is impregnated with an anti-arrythmic drug which is designed to be placed on the surface of the heart during the open heart surgical procedure. The objective is to deliver the drug to the heart tissue as the film resorbs thereby preventing the onset of atrial fibrillation. If successful, the use of REPEL-AFIB could reduce the patient risk associated with atrial fibrillation and eliminate the costs associated with systemic drug delivery and increased patient monitoring. We have evaluated prototype films in preclinical screening studies and intend to conduct further product development.

REPEL

REPEL adhesion barrier film was the first in the series of bioresorbable adhesion prevention products from our patented platform technology. REPEL was tested in a series of pre-clinical studies at the University of Southern California in which its efficacy was evaluated in controlled, blinded, randomized studies. These studies demonstrated that REPEL either completely eliminated or substantially reduced the formation of adhesions in the peritoneal cavity in such industry standard models as de novo adhesion formation, adhesion reformation and adhesion formation in the presence of blood. Throughout these studies, REPEL was assessed as safe and biocompatible and resorbed without complication. In conjunction with an IDE submission to the FDA, REPEL was rated safe in an extensive series of non-clinical toxicologic and hematologic studies.

During 1997, a pilot clinical trial was conducted on REPEL in gynecological surgery, at several sites in the United States. The trial was designed to test the safety and efficacy of REPEL when applied to the anterior and posterior surfaces of the uterus during myomectomies by laparotomy. REPEL was rated safe and well tolerated as well as being greater than twice as effective in reducing adhesion formation compared to the control of standard surgical technique. The most striking result of the trial was the reduction in the extent of adhesion formation on the posterior surface of the uterus, where adhesions are more extensive, clinically relevant and difficult to address. On the posterior surface, the median extent of adhesions in the REPEL patients was less than 25 percent, whereas the control patients’ median extent was greater than 75 percent. Based on these results, FDA has granted approval to initiate a pivotal clinical trial. Initiation of this trial has been deferred due to limited resources and our focus on the REPEL-CV clinical development program.

RESOLVE

We plan to address the market opportunity associated with the incidence of post-operative adhesion formation in gynecologic and general abdominal surgery through the pursuit of two distinct product development programs. In each instance, the objective is to provide surgeons with products that are effective in reducing the extent and severity of adhesions and are easy to use in both open and less-invasive surgical procedures. In one approach, we would incorporate our proprietary bioresorbable reverse thermal gel polymer technology. The novelty of this technology is, in part, associated with its ability to rapidly transition from a liquid at room temperature to a viscous gel when exposed to the temperature of internal tissue surfaces. We continue to evaluate prototype materials based on this technology in preclinical surgical models.

In another approach, we have been evaluating bioresorbable materials that coat tissue surfaces as a means of providing broad-based versus site specific protection against adhesion formation. This approach has particular application in gynecological and general abdominal surgery due to the “bowl-shaped” anatomical configuration of the peritoneal cavity. The liquid gel material would be poured (open procedures) or injected (laparoscopic procedures) into the peritoneal cavity at the conclusion of the procedure as an instillate to coat and lubricate the tissue surfaces thereby protecting the organs from adhesion formation.

A number of formulations of these instillate materials have been evaluated in a series of preclinical studies during which the preferred viscosity, tissue adherence and resorption time were determined. In addition to being determined as safe and biocompatible, these materials proved to be efficacious in reducing the level of adhesion formation in the abdominal cavity in these pre-clinical studies. Further development work has been deferred due to limited resources and our focus on the REPEL-CV clinical development program.

RELIEVE

Gels of higher viscosities may also be beneficial in addressing adhesion formation in articulating joints subsequent to orthopedic surgical procedures and involving the spinal canal after spinal surgery. The RELIEVE category of viscous gel products have been under development through pre-clinical studies. Candidate materials have been evaluated in a surrogate hand tendon model and in a feasibility study in spinal surgery. Further development work has been deferred due to limited resources and our focus on the REPEL-CV clinical development program.

Our Polymer Technology

Our bioresorbable polymer technology is based on a proprietary group of polymers. We believe that these polymers display desirable properties which enable them to be tailored to a wide variety of applications. These properties include bioresorbability, flexibility and strength. Unlike many other polymer systems that may cause untoward tissue responses, polymers derived from our proprietary polymer technology are highly biocompatible. The acquisition of the polymer technology assets from Phairson in March 2003 provided us with a second distinct family of polymer materials which have demonstrated positive results in preliminary pre-clinical adhesion prevention studies. In addition to products for the prevention or reduction of post-operative adhesions, we believe that potential medical applications for our polymer technology include resorbable sutures, stents, coatings for implantable devices and drug delivery systems.

Yissum Agreement

Our principal polymer technology was developed at the Hebrew University of Jerusalem. We entered into an agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) dated June 14, 1991, as amended (the “Yissum Agreement”), pursuant to which we agreed to finance research and development conducted at the Hebrew University of Jerusalem in the field of biomedical polymers. Pursuant to the Yissum Agreement, Yissum assigned to us its worldwide rights to patents, patent applications and know-how to develop, manufacture and market products relating to this technology. Under the terms of the Yissum Agreement, all rights in the research or products developed are owned solely by our company, except as set forth below. We are permitted to grant licenses of the polymer technology upon certain terms and conditions. We have agreed to favorably consider manufacturing in Israel products resulting from the polymer technology and to explore opportunities to do so.

In consideration for the assignment of the patents and the patent applications, the granting of the licensing rights and the know-how, the research that Yissum agreed to procure pursuant to the Yissum Agreement and Yissum's performance of its obligations thereunder, we paid Yissum a fixed fee of $750,000 and are obligated to pay a royalty of five percent of all net sales of ourproducts incorporating the technology under the Yissum Agreement up to a maximum amount of $5,500,000 in royalties during the term of the Yissum Agreement.

The Yissum Agreement continues until the later of the last date upon which the patents covering the products governed by the Yissum Agreement expire or the end of a period of 15 years from the date of the first commercial sale of products under the assigned technology. Yissum has the right in its sole discretion to terminate the Yissum Agreement and/or enter into contracts with others in order to grant them a license for the development, manufacture and marketing of a product and the other rights detailed in the Yissum Agreement if, among other things, (i) we stop manufacturing and/or marketing the product for a period of more than 12 months or (ii) we breache theYissum Agreement, a receiver or liquidator is appointed for us or attachment is made over a substantial part of our assets, or execution proceedings are taken against us and the same is not remedied or set aside within the time periods specified in the Yissum Agreement. As originally agreed, the agreement provided an additional right of termination on the part of Yissum in the event we failed to achieve the first commercial sale by December 31, 2001 or net sales or income of at least $1,000,000 by December 31, 2002. Subsequently, the agreement was amended to permit us additional time to achieve product commercialization and minimum net sales. As amended, so long as we fail to achieve $1,000,000 in net sales or income, Yissum is prohibited from terminating the agreement or contracting with others regarding the subject matter thereof, provided we pay minimum annual royalties to Yissum in the amount of $50,000 for each of calendar years 2001 through 2005, and $100,000 for each of calendar years 2006 through 2007. Any and all minimum royalty payments made by us to Yissum shall be applied against the maximum royalty obligation referenced above. Because we have not yet commercialized any products, the previously referenced minimum royalty payments of $50,000 each were made to Yissum for the years ended December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005. We have agreed to indemnify Yissum under certain circumstances. Upon the termination by Yissum of the Yissum Agreement for any reason, the patents and patent applications licensed by Yissum to us will revert in full to Yissum.

Government Regulation

Our research and development activities and the production and marketing of our proposed products are subject to regulation for safety, efficacy and compliance with a wide range of regulatory requirements by numerous governmental authorities in the United States and other countries. These requirements could cause it to be more difficult or expensive to sell the products, and could therefore restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. For patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit such technologies.

Food and Drug Administration (“FDA”)

In the United States, drugs, biologic products and medical devices are subject to rigorous FDA review. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, distribution, reporting, advertising and promotion of such products. Noncompliance with applicable requirements can result in fines, recall, injunction or seizure of products, refusal to permit products to be imported into the United States, refusal of the government to approve or clear product approval applications or to allow the Company to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution. The FDA may also assess civil penalties for violations of the Food, Drug, and Cosmetic Act relating to medical devices.

In order to obtain FDA approval of a new drug, a biologic or device, companies must submit proof of safety and efficacy. In most cases such proof entails extensive clinical and preclinical laboratory tests. The testing and preparation of necessary applications and processing of those applications by the FDA is expensive and may take several years to complete. There is no assurance that the FDA will act favorably or in a timely manner in reviewing submitted applications, and the Company may encounter significant difficulties or costs in its efforts to obtain FDA approvals which could delay or preclude the Company from marketing any product it may develop. The FDA may also require post-marketing testing and surveillance of approved products, or place other conditions on the approvals.

Devices

The FDA categorizes devices into three regulatory classifications subject to varying degrees of regulatory control. In general, Class I devices require compliance with labeling and record keeping regulations, GMPs, 510(k) pre-market notification, and are subject to other general controls. Class II devices may be subject to additional regulatory controls, including performance standards and other special controls, such as guidelines and post-market surveillance. Class III devices, which are typically invasive or life-sustaining products, or new products never before marketed, require clinical testing to assure safety and effectiveness and FDA approval prior to marketing and distribution. The FDA also has the authority to require clinical testing of Class I and Class II devices. Products currently under development utilizing the Company's polymer technology are classified as Class III devices, requiring a PreMarket Approval (“PMA”) application review process prior to commercial distribution in the United States.

A PMA application must be supported by extensive data, including preclinical and human clinical trial data, as well as extensive literature, to prove the safety and efficacy of the device. Upon receipt, the FDA conducts a preliminary review of the PMA application. If sufficiently complete, the submission is declared fileable by the FDA. By law, the FDA has 180 days to review a PMA application once it is filed, although PMA application reviews more often occur over a significantly protracted time period, and generally take approximately two years or more from the date of filing to complete. A number of devices for which FDA marketing clearance has been sought have never been cleared for marketing.

If human clinical trials of a proposed device are required and the device presents a “significant risk,” the manufacturer or distributor of the device will have to file an IDE application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal testing. If the IDE application is approved, human clinical trials may begin at a specified number of investigational sites with the number of patients approved by the FDA.

Sales of devices, new drugs and biologic products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a device, new drug or biologic product by a comparable regulatory authority of a foreign country must generally be obtained prior to the initiation of marketing in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

Third Party Reimbursement

Successful commercialization of our proposed products may depend in part on the availability of adequate reimbursement from third-party health care payers such as Medicare, Medicaid, and private insurance plans. Reimbursement matters include both coverage issues and payment issues. Questions of coverage relate to whether a product will be paid for at all and under what circumstances. Questions of payment relate to the amount or level of payment. Reimbursement policies vary among payers and may depend on the setting in which a product is used.

Internationally, reimbursement issues vary by country which can influence the pace at which hospitals are willing to respond to the surgeons’ request for new products, particularly those that add to the total cost of the surgical procedure rather than substituting for an existing product. In some international markets, the use of new products may be delayed until the product is included in a government tender under which the hospital can apply for reimbursement. The submission and approval of tender applications may only occur on a semi-annual or annual basis depending on the country.

Patents and Proprietary Rights

In connection with the polymer technology under license from Yissum, we currently hold eight United States patents, one Australian patent and one Canadian patent relating to methods and compositions for reducing or eliminating post-surgical adhesion formation as well as bioresorbable polymeric compounds and polyurethane polymeric compounds. The first US patent claims novel bioresorbable polymeric compounds of specified chemical structure. Also claimed are medical articles, including sutures and prosthetic devices, made from these materials as well as methods for making these materials. The second US patent claims novel polyurethane polymeric compounds of specified chemical structure. Also claimed are medical articles, including sutures and wound and burn dressings. The third and fourth US patents claim novel bioresorbable polymer compounds of specified chemical structure and their use in post-operative adhesion prevention. The fifth and seventh US patents claim novel bioresorbable polymeric compositions based on AB polyester diblocks and triblocks. The sixth and eighth US patent claims novel polymeric compositions with reverse thermal gel properties. These patents are scheduled to expire on various dates from 2008 through 2022. In connection with the polymer technology acquired from Phairson, we currently hold two United States patents. The first US patent claims the treatment of trauma with a composition comprising a polyanionic polymer and the second claims a composition comprising hydrolytically susceptible polyanionic polymer. We also have numerous patent applications pertaining to various novel bioresorbable polymeric compounds and, in certain instances, their use in post-operative adhesion prevention on file with the US and international patent agencies.

Competition

Our proposed adhesion prevention products are expected to compete with various currently marketed products such as InterceedTM, a product of Johnson & Johnson, SeprafilmTM, a product of Genzyme, Adhibit™, a product of Angiotech Pharmaceuticals, Inc., CardioWrap™, a product of Mast Surgical and GoretexTM, a product of WL Gore. Several other companies including ML Labs Ltd., Anika Therapeutics, Inc., Alliance Pharmaceuticals, Corp., Confluent Surgical Inc., LifeCore Biomedical, Inc., Mast Surgical and Fziomed, Inc. either are or may be pursuing the development of products for the prevention of adhesions. The anti-adhesion market is characterized by a limited number of products currently on the market with limited (as a percent of total surgical procedures using such products) penetration. Our products are in the developmental stage in a market where clinical efficacy and, to a lesser extent, strength of existing product lines are the principal bases of competition.

Manufacturing

We do not have our own manufacturing facilities and do not currently intend to undertake the manufacture of our products. The manufacture of REPEL-CV currently takes places in three independent companies at which we have establishing validated manufacturing procedures and supply agreements for the production of the polymer resin, polymer sheet stock and finished product, respectively. The contract manufacturer(s) procures, tests and inspects all raw materials used in the production of our proposed products. The contract manufacturer(s) relies on various sources, approved by us, for its raw materials and components. We believe that alternative sources for these raw materials and components are available. We seek to ensure that our products are manufactured in compliance with regulatory requirements and internally-established specifications. We utilize independent testing facilities to evaluate products produced by the manufacturer(s) for quality assurance purposes. We believe we currently have contracted for sufficient manufacturing capabilities to allow for production of REPEL-CV and other proposed products in quantities sufficient to support anticipated commercial needs and clinical programs.

Marketing and Sales

We do not yet have any products approved for sale. We anticipate beginning to market REPEL-CV in Europe and certain other countries following obtaining CE Mark approval, which we anticipate obtaining in the third quarter of 2006. We anticipate relying on a network of independent distributors and agents for sales and marketing in those countries, and have begun the process of establishing such a network. Marketing of REPEL-CV in the United States is subject to successful completion of the current pivotal clinical trial, which we also anticipate completing in the third quarter of 2006, and approval by the FDA of a pre-marketing approval application. In the United States, we may either rely on our own sales personnel and representatives or on distributors.

REPEL-CV, as well as other products under development, are expected to be targeted to various segments in the medical community, including physicians, surgeons, and other care providers. Our future growth and profitability will depend, in large part, on the success of our personnel and others in fostering acceptance by the medical community of our products. This acceptance will be substantially dependent on educating the medical community as to the full capabilities, distinctive characteristics, perceived benefits and clinical efficacy of the proposed products. It is also important to the commercial success of our proposed products, including REPEL-CV, that our independent distributors and agents succeed in training a sufficient number of surgeons and in providing them adequate instruction in the use of our products. We have begun to promote market awareness through attendance at key medical conferences and expect to expand our marketing efforts if and when we receive regulatory marketing approvals.

Human Resources

As of July 26, 2006, we employed three full time employees. Research and development activities are conducted through arrangements with various consultants and companies in Europe, Israel and the United States. Should REPEL-CV receive required marketing approvals, we intend to hire additional employees as needed to support anticipated increased sales and marketing and administrative activities.

Property

Effective June 1, 2006, we entered into a five-year lease for office space in a multi-tenant building in Iselin, New Jersey. The location, which occupies 1,970 square feet, serves as our corporate headquarters. We have the right to cancel the lease early without penalty on six months’ prior notice beginning after the second year and we have an option to renew the lease for an additional five-year period. We believe that this space is adequate for our present needs.

Legal Proceedings

We are not a party to any material legal proceedings and are not aware of any such proceedings which may be contemplated by governmental authorities.

Consultants and Advisors

We utilize various consultants and advisors for research, development and testing of our technologies and products. We periodically confer with such consultants and advisors as necessary to discuss research, development and testing strategies and specific details of certain projects. Certain of the listed consultants and advisors have entered into agreements specifying the terms and scope of their individual advisory relationship with our company. We do not believe that termination of any individual consulting or advisory agreement would materially affect our business. None of the consultants or advisors is employed by us and, therefore, may have commitments to, or consulting or advisory contracts with, other entities which may compete with their obligations to our company. Our consultants and advisors are as follows:

Daniel Cohn, Ph.D.
Dr. Daniel Cohn is Professor of Biomaterials Science and Head of the Biomedical Polymers Research Group, Casali Institute of Applied Chemistry, Hebrew University, Jerusalem, Israel. Dr. Cohn's main areas of research are biomedical resorbable polymers, surface tailoring of polymeric biomaterials, biomedical composites and the development of polymeric scaffolds for tissue engineering. Dr. Cohn developed our principal polymer technology.

Michael P. Diamond, M.D.
Dr. Michael P. Diamond, since 1994, has served as Professor of Obstetrics and Gynecology at Wayne State University in Detroit, Michigan, and Director of the Division of Reproductive Endocrinology and Infertility. Dr. Diamond is a Board-certified Obstetrician/Gynecologist with a subspecialization in Reproductive Endocrinology and Infertility. He has long-standing involvement in animal and clinical trials assessing postoperative adhesion development.

Gere S. diZerega, M.D.
Dr. Gere S. diZerega is Professor, Department of Obstetrics and Gynecology at Women’s’ Hospital, University of Southern California Medical Center. Dr. diZerega’s areas of research include post-operative adhesions, peritoneal healing and post-surgical wound repair.

Steven R. Gundry, M.D.
Dr. Steven R. Gundry is Director of the International Heart Institute at the Dessert Regional Medical Center, Palm Springs, CA and Professor, Departments of Surgery and Pediatrics at Loma Linda University School of Medicine. Dr. Gundry is a Board certified cardiothoracic surgeon with research interests in myocardial protection, minimally invasive surgery, robotics and cardiovascular surgery.

Mehmet C. Oz, M.D.
Dr. Mehmet C. Oz is Irving Assistant Professor of Surgery at Columbia University College of Physicians and Surgeons, New York and Director of The Assist Device Program and attending surgeon of the Division of Cardiothoracic Surgery at New York-Presbyterian Medical Center, New York.

Eric A. Rose, M.D.
Dr. Eric A. Rose is Chairman, Department of Surgery at College of Physicians & Surgeons of Columbia University, New York, Surgeon-in-Chief of Columbia-Presbyterian Medical Center, New York and Director, Cardio-Thoracic Services at St. Michael’s Medical Center, Newark, New Jersey.

Samuel Weinstein, M.D.
Dr. Samuel Weinstein is Director, Pediatric Cardiothoracic Surgery at The Children’s Hospital of Montifiore Medical Center, New York. His research interests include hypoplastic left ear syndrome, Marfan’s disease and cryoablation in Fontan revision procedures.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position held by each of our directors and executive officers. Directors are elected at each annual meeting and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders.

Name	Age	Position

Robert P. Hickey	60	President, Chief Executive Officer, Chief Financial Officer and Director

Eli Pines, Ph.D.	60	Vice President and Chief Scientific Officer

David G.P. Allan	64	Director

Edward A. Celano	67	Director

Barry R. Frankel	55	Director

Richard L. Franklin, M.D.	60	Chairman of the Board of Directors

Walter R. Maupay, Jr.	66	Director

Business Experience

The following describes the business backgrounds of our executive officers and directors.

Robert P. Hickey has served as our President and Chief Executive Officer since May 1996, Chief Financial Officer since March 2000 and as a Director since August 1996. From May 1994 until joining our company, Mr. Hickey was founder and president of Roberts Healthcare Resources, Inc., a company engaged in project consulting to Fortune 500 and leading edge companies in the healthcare industry. From 1975 to 1994, Mr. Hickey served in various positions at Johnson & Johnson. From 1992 to 1994, Mr. Hickey was Vice President, Marketing and Director of Ethicon, Inc., a unit of Johnson & Johnson.

Eli Pines, Ph.D. has served as our Vice President and Chief Scientific Officer since March 2003 and prior thereto from June 1995 to July 2000. From July 2000 to February 2003, Dr. Pines continued his relationship with us in a consulting capacity. From June 1992 to June 1995, Dr. Pines served as vice president and chief technical officer for Fibratek, Inc., a biopharmaceutical company engaged in research, development and production of medical products. Prior to joining Fibratek, Inc., Dr. Pines was employed for seventeen years by Johnson & Johnson, where his last position was director of new products research and development with worldwide responsibilities for the Surgical Specialty Division of Johnson & Johnson Medical, Inc. Dr. Pines received a BS in Chemistry from Brooklyn College in 1968, a Ph.D. in Biophysics from Syracuse University in 1972 and conducted post doctoral research in Biochemistry at The Rockefeller University from 1972 to 1974.

David G. P. Allan has served as a director of our company since June 2003. Since February 1998, Mr. Allan has been Chairman and CEO of YM BioSciences, Inc., a publicly traded, Toronto-based life sciences company focused on cancer therapy. From March 1992 to January 1998, Mr. Allan served as Executive Director of Yorkton Securities Inc., an investment banking firm. From February 1987 to February 1992, Mr. Allan served as a Director of Loewen, Ondatjee McCutcheon, Inc., an investment banking firm.

Edward A. Celano has served as a director of our company since November 1996. Since January 2005, Mr. Celano has served as Senior Managing Director of Walter & Samuels Capital Corporation, Inc., a real estate investment firm. From February 2001 to December 2003, Mr. Celano served as Managing Director of the Corporate Finance Group of M. R. Weiser & Co., LLP, an investment banking firm. From May 1996 to January 2001, Mr. Celano served as an executive vice president of Atlantic Bank of New York, a commercial bank. From November 1984 to May 1996, Mr. Celano was a senior vice president of NatWest Bank, a commercial bank. Mr. Celano is currently a director of the following publicly traded companies: Entrade, Inc. and Asta Funding, Inc.

Barry R. Frankel has served as a director of our company since June 2003. Since March 1993, Mr. Frankel has served as Managing Partner of The Frankel Group, a life sciences management consulting firm. From October 1982 to February 1993, Mr. Frankel served as President of SJ Weinstein Associates, a healthcare marketing and communications firm. From June 1974 to September 1993, Mr. Frankel served in senior marketing and strategy positions at Pfizer.

Richard L. Franklin, MD, has served as Chairman of the Board of Directors of our company since June 2003 and as a director since December 2000. Since September 2002, Dr. Franklin has been Chairman of DMS Data Systems, an internet-based information services company. From May 1996 to September 2002, Dr. Franklin had been Chief Executive of Phairson, Ltd., a medical product development company. From January 1991 to May 1996, Dr. Franklin was founder and principal of Richard Franklin & Associates and from January 1988 to December 1990, Dr. Franklin was with Boston Capital Group, both of which are consulting firms to the healthcare industry. From July 1986 to December 1987, Dr. Franklin was head of Healthcare Corporate Finance at Tucker Anthony, an investment banking firm.

Walter R. Maupay, Jr. has served as a director of our company since July 1996. At his retirement in 1995, Mr. Maupay was a group executive with Bristol-Myers Squibb and president of Calgon Vestal Laboratories. From May 1988 to January 1995, Mr. Maupay had been president of Calgon Vestal Laboratories, a division of Merck & Co., Inc. From 1984 to 1988, Mr. Maupay served as vice president of Calgon Vestal Laboratories. Mr. Maupay is currently a director of the following publicly traded companies: Kinsey Nash Corporation, Polymedica, Inc. and Cubist Pharmaceuticals.

There are no family relationships between any of the executive officers and directors.

General Information Concerning the Board and its Committees

The Delaware General Corporation Law provides that the Board of Directors, by resolution adopted by a majority of the entire Board, may designate one or more committees, each of which shall consist of one or more directors. The Board annually elects from its members the Nominating and Corporate Governance Committee, Audit Committee and the Compensation Committee. Set forth below is information concerning each Committee.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for the establishment and supervision of guidelines and policies in support of the Board relating to Board composition, corporate governance and performance evaluation of the Board and management. The Nominating and Corporate Governance Committee is composed of Mr. Maupay as Chairman and Messrs. Allan and Frankel as members.

Audit Committee. The Audit Committee reviews the Company's auditing, accounting, financial reporting and internal control functions and selects the independent registered public accounting firm. In addition, the committee monitors the non-audit services of the independent registered public accounting firm. The Audit Committee is composed of Mr. Celano as Chairman and Dr. Franklin and Mr. Allan.

Compensation Committee. The Compensation Committee reviews and recommends to the Board remuneration arrangements, compensation plans and approves option grants for the Company's officers, key employees, directors and others. The Compensation Committee is composed of Mr. Frankel as Chairman and Messrs. Celano and Maupay.

EXECUTIVE COMPENSATION

The following table set forth certain information concerning the annual and long-term compensation for services rendered to us in all capacities for the fiscal years ended December 31, 2005, 2004 and 2003 of (i) all persons who served as the Chief Executive Officer of our company during the fiscal year ended December 31, 2005 and (ii) each other person who was an executive officer on December 31, 2005 and whose total annual salary and bonus during the fiscal year ended December 31, 2005 exceeded $100,000. (The Chief Executive Officer and the other named officers are collectively referred to as the "Named Executive Officers".)

Summary Compensation Table
				Long Term
				Compensation
		Annual Compensation		Awards
					All
				Securities	Other
Name and Principal Capacities				Underlying	Compen-
in Which Served	Year	Salary	Bonus	Options	sation (1)

Robert P. Hickey	2005	$272,000	$30,000	500,000	$2,814
President, CEO & CFO	2004	$249,000		850,000	$2,614
	2003	$225,000			$2,434

Eli Pines, Ph. D.	2005	$200,000	$12,500	230,000
Vice President and	2004	$187,000		700,000
Chief Scientific Officer	2003	$150,000 (2)

(1) Represents premium payments for term life insurance for the benefit of the Named Executive Officer.

(2) Dr. Pines’ employment with the Company commenced on March 1, 2003. If Dr. Pines had been employed for the full fiscal year of 2003, his salary would have been $180,000.

The following table sets forth certain information with respect to stock option grants during the year ended December 31, 2005 to the Named Executive Officers.

	Option/SAR Grants in Last Fiscal Year Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh) (1)	Expiration Date
Robert P. Hickey	167,000	20.0%	$0.36	4/22/12
	167,000	20.0%	$0.36	4/22/13
	166,000	20.0%	$0.36	4/22/14

Eli Pines	77,000	9.2%	$0.36	4/22/12
	77,000	9.2%	$0.36	4/22/13
	76,000	9.2%	$0.36	4/22/14

(1) All options were granted with an exercise price equal to or above the fair market value of the Common Stock at the date of grant.

The following table sets forth certain information with respect to stock option exercises by the Named Executive Officers during the year ended December 31, 2005 and the value of unexercised options at December 31, 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year End Option/SAR Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired on	Value	Options at Fiscal Year End (#)		at Fiscal Year End ($) (1)
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert P. Hickey	N/A	N/A	2,856,117	533,333	$ 503,096	$16,667

Eli Pines	N/A	N/A	1,418,247	353,333	215,577	7,667

(1) Based upon the closing price of $0.41 per share of Common Stock on December 31, 2005, less the option exercise price.

Employment and Change of Control Agreements

Effective June 19, 2006, we amended and restated the employment agreements and entered into change of control agreements with our executive officers, Mr. Robert Hickey and Dr. Eli Pines. Mr. Hickey serves as our President, CEO and CFO and as a member of our Board of Directors, and Dr. Pines serves as our Vice President and Chief Scientific Officer. The initial term of Mr. Hickey's prior employment agreement expired at the end of May 2006. In March 2006 we entered into a new employment agreement with Dr. Pines when the initial term of his prior employment agreement expired. The new changes to Dr. Pines' employment agreement largely conform to changes made to Mr. Hickey's new agreement.

Employment Agreements

The amended and restated employment agreements have an initial term of three years from the date of the expiration of the initial term of the prior agreements, May 29, 2006 for Mr. Hickey and March 1, 2006 for Dr. Pines. The agreements are subject to automatic renewal thereafter for one-year periods unless earlier terminated. Mr. Hickey is entitled to an annual base salary of $291,052 and Dr. Pines is entitled to an annual base salary of $214,250, subject to annual cost of living increases and such bonuses and stock options as the Board of Directors shall determine. The executives have the right to participate in, to the extent otherwise eligible under the terms thereof, the benefit plans and programs, including medical and savings and retirement plans, and receive the benefits and perquisites generally provided to employees of the same level and responsibility. Each executive is entitled to agreed upon vacation. We are required to obtain life insurance coverage on the life and for the benefit of Mr. Hickey in an amount equal to a multiple of his base salary then in effect.

Under certain circumstances, we may become obligated to pay severance to the executives under the employment agreements. These circumstances include (i) our failure to renew the agreement at the expiration of the term, (ii) our termination of executive's employment without cause and (iii) executive's resignation for "good reason" (as defined in the agreements). The severance obligation is equal to 12 months of base salary for Mr. Hickey and six months of base salary for Dr. Pines. The severance obligation also includes the cost of premiums for health insurance benefits that the executive would otherwise have been entitled to receive during such period following termination of employment. Each employment agreement contains confidentiality, ownership of intellectual property, non-compete and non-solicitation provisions.

Change of Control Agreements

Effective June 19, 2006, we also entered into change of control agreements with each of Mr. Hickey and Dr. Pines. The agreements are designed to help ensure that our company will have the benefit of the continued services and dedication of these executives, notwithstanding the possibility, threat or occurrence of a change of control. Under the agreements, and subject to the terms thereof, the executives will be entitled to certain payments and other benefits in the event their employment is terminated or they resign for "good reason" in connection with a "change of control" of our company, as those terms are defined in the agreements. Subject to the terms of the agreements, these benefits and payments generally include (i) accelerating option vesting, (ii) extended option exercisability notwithstanding termination of employment, (iii) continued entitlement to participate in group health plans for a period of one year following termination of employment at the same cost rate charged to then-current employees and (iv) payment to the executive by our company in 12 equal monthly installments of (A) a multiple of the executive's highest base salary in effect during the one-year preceding termination of employment and (B) the greater of the previous year's annual bonus received by the executive or the executive's current year target annual bonus. For Mr. Hickey the multiple is 200% and for Dr. Pines the multiple is 150%. Severance payments under the employment agreements will reduce the severance payment obligations under the change of control agreements.

Director Compensation

In May 2006, our Board of Directors modified the existing arrangements for compensation of our non-employee directors by reducing the annual stock option component and adjusting the annual cash component from a per meeting fee to a fixed quarterly fee. Under the new arrangement, each of our non-employee directors is entitled to receive, as full compensation for service as a director, including service on any committee of the Board of Directors:

•	A cash payment of $2,500 per calendar quarter, commencing with the quarter beginning April 1, 2006; and

•
An annual option grant under our existing option plan(s) to purchase 65,000 shares of common stock, plus an annual option grant to purchase an additional 10,000 shares of common stock for each chairmanship of the full Board or committee thereof. The options, which the Board shall endeavor to grant at each annual meeting of the Board of Directors, shall have an exercise price equal to the fair market value on the date of grant, shall be vested in full immediately upon grant and shall expire ten years from the grant date.

We shall continue to reimburse all directors, including employee directors, for reasonable expenses incurred by them in acting as a director or as a member of any committee of the Board.

In April 2005, the Board modified the annual stock-based compensation for outside directors whereby the Chairman would receive an option grant of 125,000 shares (Dr. Franklin, as Chairman did not previously receive an annual grant) and the annual grants of options to all other outside directors was established at the following levels: the grant for Board membership was increased to 85,000 shares from 75,000 shares; the grant for chairing a Board committee was increased to 30,000 shares from 25,000 shares and the grant for membership on a Board committee was maintained at 10,000 shares. Pursuant to the new arrangement for non-employee director compensation, in May 2006 the Board issued to each of Dr. Franklin and Messrs. Celano, Frankel and Maupay non-qualified stock options to purchase an aggregate of 75,000 shares of Common Stock under our 2006 Stock Option Plan, and to Mr. Allan a non-qualified stock option to purchase an aggregate of 65,000 shares of Common Stock under the Plan. All options are exercisable at $0.80 per share, vest in full on the issuance date and expire ten years from the vesting date. In April 2005, the Board issued to Dr. Franklin and Messrs. Celano, Frankel and Maupay non-qualified stock options to purchase an aggregate of 125,000 shares of Common Stock under the Company’s 2001 Non-Qualified Stock Option Plan. In April 2005, the Board issued to Mr. Allan a non-qualified stock option to purchase an aggregate of 105,000 shares of Common Stock under the Company’s 2001 Non-Qualified Stock Option Plan. All options are exercisable at $0.36 per share, vest in full on the issuance date and expire seven years from the vesting date.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of May 30, 2006 (a) by each person known by us to own beneficially 5% or more of any class of our common stock, (b) by each of our Named Executive Officers and our directors and (c) by all executive officers and directors of our company as a group. As of May 30, 2006 there were 82,821,047 shares of our common stock issued and outstanding. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them. The address of the officers and directors named in the following table is c/o SyntheMed, Inc., 200 Middlesex Essex Turnpike, Suite 210, Iselin, New Jersey 08830.

Name of Beneficial Owner or Number in Group	Shares of Common Stock Beneficially Owned (1)	Percent of Class

Phairson, Ltd.	6,895,561(2)	8.3%

Richard L. Franklin, MD	3,200,000(3)	3.7%

Robert P. Hickey	3,545,368(4)	4.1%

Eli Pines, Ph.D.	1,859,914(5)	2.2%

Walter R. Maupay	906,775(6)	1.1%

David G. P. Allan	765,000(7)	0.9%

Edward A. Celano	641,349(8)	0.8%

Barry R. Frankel	345,000(9)	0.4%

All executive officers and directors] as a group (7 persons)	11,263,406(10)	12.1%

(1)
Beneficial ownership is defined in accordance with the rules of the Securities and Exchange Commission and generally means the power to vote and/or dispose of the securities regardless of any economic interest therein. In accordance with such rules, shares beneficially owned includes shares that the named person has the right to acquire upon exercise of options and warrants, or upon conversion of convertible securities, within 60 days from February 24, 2006. All shares listed are beneficially owned, and sole voting and investment power is held by the persons named, except as otherwise noted.

(2)	Represents shares held of record by wholly-owned subsidiaries of Phairson, Ltd.
(3)	Represents shares of Common Stock issuable upon exercise of options that are currently exercisable.
(4)	Includes 3,472,784 shares of Common Stock issuable upon exercise of options that are currently exercisable.
(5)	Represents shares of Common Stock issuable upon exercise of options that are currently exercisable.
(6)	Includes 610,107 shares of Common Stock issuable upon exercise of options that are currently exercisable.
(7)	Includes 315,000 shares of Common Stock issuable upon exercise of options that are currently exercisable.
(8)	Includes 578,543 shares of Common Stock issuable upon exercise of options that are currently exercisable.
(9)	Represents shares of Common Stock issuable upon exercise of options that are currently exercisable.
(10)	Includes10,381,348 shares of Common Stock issuable upon exercise of options that are currently exercisable.

SELLING STOCKHOLDERS

Selling Stockholder Table

The shares to be offered by the selling stockholders are "restricted" securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”), to give the selling stockholders the opportunity to publicly sell or otherwise dispose of those shares. The registration of these shares does not require that any of the shares be offered or sold by the selling stockholders. The shares included in this prospectus may be disposed of by the selling stockholders or their transferees on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not control or determine the price at which a selling stockholder decides to dispose of its shares.

No estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders after any sales or other dispositions made pursuant to this prospectus because the selling stockholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling stockholders will sell all of the shares listed in this prospectus.

The following table sets forth the beneficial ownership of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding the option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

	Number of Shares Beneficially Owned	Number of Shares	Beneficial Ownership After Offering
Selling Stockholder	Before Offering	Being Offered	Number of Shares	Percent
E H Holdings Ltd[1]	262,500	262,500	0	0
E F G Bank[2]	520,000	520,000	0	0
Dubuis Françoise	52,500	52,500	0	0
Ascanio Giuliani	53,000	50,000	0	0
Andreas Wueger[3]	1,087,500	836,625	250,875	*
Frank Ramsperger	131,250	131,250	0	0
Christophe Flueck	10,000	10,000	0	0
Timothy Benjamin Pearce	15,000	15,000	0	0
John Alexander McLaren	84,745	84,745	0	0
Dr. Georg Issels/Scherzer & Co. Aktiengesellschaft	500,000	500,000	0	0
Artemis Trustees Limited As Trustee of The Millennium International Pension Scheme[4]	1,000,000	1,000,000	0	0
Steve Dubied	42,000	15,000	27,000	*
David Anthony Dering Arthur	37,500	37,500	0	0
Bank Vontobel AG, Zurich [5]	825,000	665,000	160,000	*
Lionel Jonathan Exton	35,553	35,553	0	0
Noel Lorne Forsyth	25,000	25,000	0	0
Craft Capital Corp.[6]	140,000	100,000	40,000	*
Sussex Commodities Holdings Ltd.[7]	125,000	125,000	0	0
Brunello Bernasconi	25,000	25,000	0	0
Brunello Bottinelli	150,000	150,000	0	0
Maurizio Tassi[8]	75,000	75,000	0	0
Cesare Florimonte	100,000	100,000	0	0
Carla Bernasconi	25,000	25,000	0	0
Tejandi Investments Ltd.[9]	250,000	250,000	0	0
Koukab Settlement[10]	62,500	62,500	0	0
Hornbuckle Mitchell Trustees Ltd.[11]	127,000	127,000	0	0
Eugene Whitney Harris Revocable Trust[12]	150,000	150,000	0	0
Thomas Gruber[13]	192,500	27,500	165,000	*
Pascale Gruber	47,500	12,500	35,000	*
Béatrice Maréchal Smith	235,000	200,000	35,000	*
John Stephen Faith	87,500	87,500	0	0

Aran Asset Management SA14	1,519,160	400,000	1,119,160	1.4
Stephen Merrick & Donald McCain, Trustees FBO The Reliv International Trust Agreement - 06/01/98[15]	75,000	75,000	0	0
Liddington Limited[16]	200,000	100,000	100,000	*
Richard H. Guelich III	25,000	25,000	0	0
Simon Oppliger[17]	100,000	100,000	0	0
Christopher Powers[18]	50,000	50,000	0	0
Terry R. Beardsley	12,500	12,500	0	0
VAPA Trust[19]	125,000	125,000	0	0
Royal Bank of Canada Trust Co. (Jersey) Ltd. As Trustee of Nomura Employee Benefits Trust Number One[20]	2,500,000	2,500,000	0	0
Maria Décor-Opazo	20,000	20,000	0	0
Skye Asset Management SA21	25,000	25,000	0	0
Timothy Morel	300,000	300,000	0	0
Herman G. and Kathryn M. Kiplinger	37,500	37,500	0	0
Nelson Schaenen Jr.	145,000	145,000	0	0
Pierangelo Bottinelli	425,000	425,000	0	0
Bruce Harwood Haughey	37,500	37,500	0	0
Gordon John Richmond	21,500	21,500	0	0
Ian Andrew Hunter	25,000	25,000	0	0
Leo Ventures Fund SPC[22]	750,000	750,000	0	0
RLF Partnership[23]	75,000	75,000	0	0
Nelson Schaenen Jr.	45,000	45,000	0	0
Vivo Limited Partnership[24]	125,000	125,000	0	0
Union Bancaire Privée[25]	121,400	121,400	0	0
Wanlex Business Inc.[26]	50,000	50,000	0	0
Marilyn Moskowitz[27]	1,602,328	250,000	1,352,328	1.6%
Keith Moskowitz	79,618	62,500	17,118	*
Dirk Segers[28]	50,000	50,000	0	0
Cannacord International Ltd.[29]	500,000	500,000	0	0
Todd Wasserman	62,500	62,500	0	0
Euro Investor SA30	200,000	200,000	0	0
Marco Bonetti[31]	100,000	100,000	0	0
Esbjoern Hillberg	25,000	25,000	0	0
Sean Clarke	22,500	22,500	0	0
Marius Moos	12,500	12,500	0	0
Ursula Plattner	12,500	12,500	0	0
Freeze Ltd.[32]	175,000	175,000	0	0
Marcus Malkmus	87,500	87,500	0	0
Xavier Bonnery	52,500	52,500	0	0
Maurizio Tassi	25,000	25,000	0	0
Empreinte Limited[33]	25,000	25,000	0	0
BSI SA34	500,000	500,000	0	0
Valvidia Trading Inc.[35]	200,000	49,125	150,875	*
Carlos A. Pittol[36]	60,000	20,000	40,000	*
Jimmy Chee Meng Ho37	70,000	10,000	60,000	*
W. Bogert Kiplinger[38]	121,563	121,563	0	0
Flagstone Securities, LLC[39]	59,562	59,562	0	0
Flagstone Capital, LLC [40]	25,875	25,875	0	0
Barchester Group Ltd.[41]	71,072	71,072	0	0
Dyslexia Research Trust[42]	15,420	15,420	0	0
Clubb Capital Ltd.[43]	2,721,025	2,721,025	0	0
Other Selling Stockholders[44]		3,988,850

*Less than 1%

[1]	Voting and investment authority with respect to these shares are held by Danesh Varma.
[2]	Voting and investment authority with respect to these shares are held by Christopher Fleuck.
[3]
Represents 250,000 shares held by Mr. Wueger for his own account (150,000 of which are being offered hereby), as well as the following shares held by other selling stockholders named herein and with respect to which Mr. Wueger has sole voting and investment authority: 250,000 shares held of record by Tejandi Investments Ltd., 62,500 shares held of record by Koukab Ltd., 125,000 shares held of record by VAPA Trust, 200,000 shares held of record by Valvidia Inc. and 200,000 shares held of record by Euro Investor SA.

[4]
Voting and investment authority with respect to these shares are held by the directors of the trust, Robert Archibald Gilchrist Sinclair, Ian Charles Domaille, James Edward Gardner, Maeve Therese Gulibert, Pam April Gerrard and Debbie Calderwood. The beneficiary of the trust is Joseph George Strubel.

[5]
Represents shares held of record by for the following beneficial owners: Peter Mattli for 100,000 shares, Christoph Blattler for 70,000 shares and Andreas Feller for 655,000 shares. With the exception of Andreas Feller who is offering under this prospectus 495,000 shares, all of the shares beneficially owned by these persons are being offered under this prospectus.

[6]	Voting and investment authority with respect to these shares are held by Malcolm Hope-Ross, a director of the selling stockholder.
[7]	Voting and investment authority with respect to these shares are held by Christopher Murphy, a director of the selling stockholder.
[8]	Voting and investment authority with respect to these shares are also held by the selling stockholder’s spouse, Vanessa Dekou.
[9]	Voting and investment authority with respect to these shares are held by Andreas Wueger, investment adviser.
[10]	Voting and investment authority with respect to these shares are held by Andreas Wueger, investment adviser.
[11]	Andrew Boaden is beneficiary of the trust.
[12]
Voting and investment authority with respect to these shares are held by Eugene W. Harris. Mr. Harris is an employee of Flagstone Securities, LLC, a broker-dealer. Mr. Harris represented that he purchased the shares in the ordinary course of business and at the time of purchase did not have any agreement or understanding with any person to distribute the shares.

[13]
Represents 167,500 shares held by Mr. Gruber for his own account (2,500 of which are being offered hereby), as well as 25,000 shares held by another selling stockholder, Skye Asset Management SA, with respect to which Mr.Gruber has voting and investment authority.

[14]	Voting and investment authority with respect to these shares are held by Jakob Baumgartner and Michael C. Thalmann, senior investment managers and exponents.
[15]	Voting and investment authority with respect to these shares are held by Stephen Merrick and Don McCain, trustees.
[16]	Voting and investment authority with respect to these shares are held by Matthew Lechtzier, attorney-in-fact.
[17]
Mr. Oppliger is an employee of UBS, a broker-dealer. He represented that he purchased the shares in the ordinary course of business and at the time of purchase did not have any agreement or understanding with any person to distribute the shares.

[18]
Mr. Powers is an employee of Flagstone Securities, LLC, a registered broker-dealer. He represented that he purchased the shares in the ordinary course of business and at the time of purchase did not have any agreement or understanding with any person to distribute the shares.

[19]	Voting and investment authority with respect to these shares are held by Andreas Wueger, investment adviser.
[20]	Voting and investment authority with respect to these shares are held by Michael Evans, Tania Bear Ryman and Paul Huddle Stone, directors of the trust.company.
[21]	Voting and investment authority with respect to these shares are held by Thomas Gruber, managing director.
[22]	Voting and investment authority with respect to these shares are held by Helen Forrest and Pierangelo Bottinellli, directors of the selling stockholder.
[23]	Voting and investment authority with respect to these shares are held by Locksley Ryan, director of the selling stockholder.
[24]	Voting and investment authority with respect to these shares are held by William E. Crisp, MD, general partner.
[25]	Voting and investment authority with respect to these shares are held by Christian Classen, account manager.
[26]	Voting and investment authority with respect to these shares are held by Ian Trevor Smith, Ruma Kissoondharry and Biern Aris, directors of the selling stockholder.
[27]	Does not include 608,262 shares of common stock underlying options held by the selling stockholder’s spouse.
[28]	Includes 58,334 shares of common stock underlying currently exercisable options.
[29]	Voting and investment authority with respect to these shares are held by Elizabeth A. Watkins, President and Director.
[30]	Voting and investment authority with respect to these shares are held by Andreas Wuger, investment adviser.
[31]
The selling stockholder is a registered representative of a broker-dealer. He represented that he purchased the shares in the ordinary course of business and at the time of purchase did not have any agreement or understanding with any person to distribute the shares.

[32]	Voting and investment authority with respect to these shares are held by_Lucien Zanella, sole director.
[33]	Voting and investment authority with respect to these shares are held by Eric K. Simpson.
[34]	Voting and investment authority with respect to these shares are held by P. Skolari.
[35]	Voting and investment authority with respect to these shares are held by Andreas Wuger, investment adviser.
[36]
Includes 10,000 shares of common stock underlying currently exercisable warrants and 10,000 shares held in the name of he selling stockholder’s minor child. Mr. Pittol is an employee of Clubb Capital Ltd.

[37]	Includes 5,000 shares of common stock underlying currently exercisable warrants.
[38]
Includes 77,625 shares of common stock underlying currently exercisable warrants. Mr. Kiplinger is a registered representative of Flagstone Securities, LLC, a broker-dealer. He represented that he purchased the shares in the ordinary course of business and at the time of purchase did not have any agreement or understanding with any person to distribute the shares.

[39]	Voting and investment authority with respect to these shares are held by Eugene Whitney Harris. The selling stockholder is a registered broker-dealer.
[40]
Represents shares of common stock underlying currently exercisable warrants. Voting and investment authority with respect to these shares are held by Eugene Whitney Harris. The selling stockholder is an affiliate of Flagstone Securities, LLC.

[41]	Includes 54,475 shares of common stock underlying currently exercisable warrants. Voting and investment authority with respect to these shares are held by John McLaren.
[42]	Voting and investment authority with respect to these shares are held by Clarice Davies, Charity Administrator.
[43]
Includes 1,896,025 shares of common stock underlying currently exercisable warrants. Voting and investment authority with respect to these shares are held by Joerg Gruber, Chairman of the selling stockholder.

[44]
Represents shares held by certain existing stockholders. The ability of these stockholders to sell their shares under this prospectus is subject to inclusion of required selling stockholder disclosure, including their names and amounts beneficially owned before and after the offering, in a post-effective amendment to the registration statement of which this prospectus forms a part, and effectiveness of such post-effective amendment. We have no obligation to file any such post-effective amendment.

Relationships with Selling Stockholders

All of the selling stockholders are persons who either purchased their securities from us in the $6,000,000 private placement that was completed on April 3, 2006 or were granted their securities from us in partial consideration for commissions payable by us in connection with the private placement. Except as set forth below, none of the selling stockholders has held any position or office with us or any of our affiliates, or has had any other material relationship (other than as purchasers of securities) with us or any of our affiliates, within the past three years. Clubb Captial Ltd. has served as placement agent for prior private placements by our company. A portion of the shares being registered for the account of Clubb represent shares underlying warrants issued to Clubb in partial consideration for its services in connection with a prior private placement. Mr. Keith Moskowitz is a partner of Eilenberg & Krause LLP, counsel to our company. Mr. Dirk Segers serves as a consultant to us in connection with European sales and marketing activities.

The information in the above table is as of the date of this prospectus. Information concerning the selling stockholders may change from time to time and any such changed information will be described if and when necessary in supplements to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act, provided that such period may be extended under limited circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For a description of employment and change of contol arrangements with Mr. Hickey and Dr. Pines, see “Management - Employment and Change in Control Agreements.”

In April 2006, we issued options under our 2006 Stock Option Plan to Mr. Hickey and Dr. Pines. Mr. Hickey was issued options to purchase an aggregate of 500,000 shares and Dr. Pines was issued options to purchase an aggregate of 330,000 shares. The options vest and become exercisable in two equal annual installments beginning on the grant date, are exercisable at $0.80 per share, the fair market value of the common stock on the date of grant, and expire ten years from the grant date.

In April 2005, we issued options under our 2001 Stock Option Plan to Mr. Hickey and Dr. Pines. Mr. Hickey was issued options to purchase an aggregate of 500,000 shares and Dr. Pines was issued options to purchase an aggregate of 230,000 shares. The options vest and become exercisable in three equal annual installments beginning on the grant date, are exercisable at $0.36 per share, the fair market value of the common stock on the date of grant, and expire seven years from vesting.

In February 2006, our Board of Directors extended by one year the expiration date for all outstanding options that were otherwise scheduled to expire in 2006. All other terms of the options remained the same. Among the option holders affected were two of our non-employee directors, Mr. Maupay (64,352 shares) and Mr. Celano (72,121 shares), as well as Mr. Hickey (293,024 shares) and Dr. Pines (91,500 shares). As a result of this modification, we recorded a fair value charge of $370,000 in the first quarter of 2006.

DESCRIPTION OF SECURITIES

We are presently authorized to issue 150,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.01 par value preferred stock. As of July 26, 2006, we had 82,821,047 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the board of directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote. We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future.

Preferred Stock

Under our certificate of incorporation, the board of directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock. We have previously issued shares of preferred stock, designated Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, all of which has converted by its terms into common stock and is no longer issued and outstanding.

Registration Rights

In connection with the April 2006 $6 million equity placement, we agreed with the investors and the placement agent to file within 60 days of the closing a registration statement covering resale of the securities sold in the financing, including the shares and shares underlying warrants issued to the placement agent or its designees. This prospectus includes the foregoing shares. In the event that the resale registration statement of which this prospectus forms a part has not been declared effective within six months of April 3, 2006, we have agreed to grant to the investors and the placement agent demand and piggyback registration rights on terms similar to those afforded investors in an earlier preferred stock financing as described in the paragraph below.

In March 2003 we sold Series C Convertible Preferred Stock and warrants in a private placement. Pursuant to an investor rights agreement, we granted demand and piggyback registration rights to the investors and to the placement agent, Clubb Capital Ltd. (formerly Clubb BioCaptal Ltd.). The demand registration rights with respect to most of the shares have lapsed due to the shares becoming eligible for sale under Rule 144(k), and the demand registration rights with respect to the remaining shares are scheduled to lapse in March 2007. While all such shares are currently eligible for sale under Rule 144 or Rule 144(k), the piggyback registration rights remain in effect for all shares except those that have actually been sold under Rule 144 or as otherwise provided in the investor rights agreement. This prospectus includes 594,000 shares underlying warrants held by Clubb Capital Ltd. and entitled to such demand and piggyback registration rights.

Delaware Law and Certain Charter and By-law Provisions

The provisions of Delaware law and of our Restated Certificate of Incorporation and By-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Business Combinations. We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

Limitation of Liability; Indemnification. Our charter contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our charter and by-laws contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us.

Other provisions that the Company has adopted that can be viewed as having an “anti-takeover” effect include blank check preferred stock, elimination of the ability of stockholders to call a special meeting and a super-majority voting requirement for director-adopted amendments to the By-laws.

Special Meeting of Stockholders. Our By-laws provide that special meetings of our stockholders may be called only by our board of directors.

By-law Amendments. Our By-laws may be amended by stockholders or the board of directors. Amendments made by the board of directors require the affirmative vote of members constituting two-thirds of the entire board of directors.

Preferred Stock Issuances. Our Restated Certificate of Incorporation provides that, without stockholder approval, we can issue up to 5,000,000 shares of preferred stock with rights and preferences determined by our board of directors.

Shares Eligible for Future Sale

As of July 26, 2006, we had 82,821,047 shares of common stock outstanding. That number does not include (i) 13,391,000 shares of common stock underlying outstanding options, exercisable at prices ranging from $0.023 per share to $4.75 per share, (ii) 110,000 shares of common stock underlying outstanding notes in the aggregate principal amount of $110,000, which are convertible into our common stock at a rate of $1.00 per share and (iii) 2,069,000 shares of common stock underlying warrants held by selling stockholders and covered by this prospectus

Freely Tradable Shares After Offering. As of July 26, 2006, excluding the shares that are covered by this prospectus, all but 22,758,600 of our currently outstanding shares, which are deemed “restricted” securities, can be publicly resold without restriction. Upon the resale of the 16,124,600 currently outstanding shares covered by this prospectus, and the exercise and sale of the 2,069,000 warrant shares included in this prospectus, all of these 18,193,600 shares will also be freely tradable without restriction or limitation under the Securities Act. As a result, after the completion of this offering, all but 6,634,000 shares of our common stock will be tradable without restriction under the Securities Act.

Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares (approximately 828,000 shares if the currently outstanding warrants and options are not exercised) or the average weekly trading volume of shares during the four calendar weeks preceding such sale. The trading volume test will not apply so long as our stock is traded on the OTCBB and not Nasdaq or an exchange. Sales under Rule 144 are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any volume limitations under Rule 144. Subject to certain volume limitations and other conditions, all of the currently outstanding unregistered shares are eligible for public resale under Rule 144. The availability of Rule 144 to our holders of restricted securities is, however, conditioned on various factors, including the availability of certain public information concerning our company.

Form S-8 Registration of Options. We have registered on Form S-8 all of the 13,391,000 shares of our common stock that are eligible for sale under options granted under our existing option plans, and an additional 3,930,861shares of common stock that have been reserved for issuance pursuant to options available for grant under such plans. Accordingly, except for shares held by affiliates of our company, these shares may be resold in the public market without restriction.

Transfer Agent

Our transfer agent currently is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

EXPERTS

The financial statements for the years ended December 31, 2005 and 2004 included in this prospectus have been audited by Eisner LLP to the extent and for the periods indicated in their report thereon, which report included an explanatory paragraph concerning our company’s ability to continue as a going concern. Such financial statements have been included in this prospectus and registration statement in reliance upon the report of Eisner LLP and upon the authority of such firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

The Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving, at the request of the corporation, in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of corporations such as our company to indemnify any such person.

Our Restated Certificate of Incorporation provides generally for mandatory indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law and permits indemnification for all other persons whom we are empowered to indemnify. Our By-Laws permit us to indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person, including officers and directors, with regard to any action or proceeding.

We have entered into indemnification agreements with our directors and officers. The agreements provide that we will indemnify the indemnitee to the fullest extent permitted by applicable law against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of his performance of his duties as a director or officer of our company other than an action initiated by a director of officer. Such indemnification is available if the indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

Under each indemnification agreement, the entitlement of a director or officer to indemnification shall be determined by a majority vote of a quorum of disinterested directors, or if such quorum either is not obtainable or so directs, by independent counsel or by our stockholders, as determined by such quorum of disinterested directors. Under certain circumstances, a party to the indemnification agreement will be conclusively presumed to have met the applicable statutory standard of conduct unless our board of directors, stockholders or independent legal counsel determines that the relevant standard has not been met. If a change of control of our company has occurred, the entitlement of such director or officer to indemnification shall be determined by independent counsel selected by such director or officer, unless such director or officer requests that either the board of directors or the stockholders make such determination.

Our Restated Certificate of Incorporation eliminates in certain circumstances the liability of directors of our company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director's duty of loyalty to our company or our stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption or (iv) for transactions from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Eilenberg & Krause LLP, New York, New York, has provided us with an opinion concerning legality of the securities being offered by this prospectus. Keith Moskowitz, a partner of such firm, is a selling stockholder named in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act for the common stock offered under this prospectus. We are subject to the informational requirements of the Exchange Act, and file annual reports, quarterly reports, special reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by SyntheMed, Inc. can be inspected and copied at the public reference facilities of the Commission at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Commission at Station Place, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information concerning Arbios Systems, Inc. at the site located at http://www.sec.gov. This prospectus does not contain all the information in the registration statement and its exhibits, which we have filed with the Commission under the Securities Act and to which reference is made.

INDEX TO FINANCIAL STATEMENTS

Audited Annual Financial Statements
Page Number
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders’ Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 - F-15

Interim Financial Statements

Condensed Statements of Operations (unaudited) for the three-month periods ended March 31, 2005 and 2006	F-16

Condensed Balance Sheets as of December 31, 2005 (audited) and March 31, 2006 (unaudited)	F-17

Condensed Statements of Cash Flows (unaudited) for the three-month periods ended March 31, 2005 and 2006	F-18

Notes to Condensed Financial Statements (unaudited)	F-19 - F-22

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
SyntheMed, Inc.

We have audited the accompanying balance sheet of SyntheMed, Inc. (the “Company”) as of December 31, 2005 and the related statements of operations, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of SyntheMed, Inc. as of December 31, 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no revenues, has experienced recurring net losses and has negative working capital and minimal stockholders’ equity at December 31, 2005, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Eisner LLP

New York, New York
January 31, 2006, except as to Note L,
the date of which is February 28, 2006

SYNTHEMED, INC.

BALANCE SHEET

(In thousands, except per share data)

December 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$735
Prepaid expenses	94
Total current assets	829
Acquired technology, less accumulated amortization	157
Machinery and equipment, less accumulated depreciation	104

TOTAL	$1,090
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$359
Accrued expenses	487
Convertible note payable, current portion	40
Total current liabilities	886

Convertible note payable, net of current portion	70
Total liabilities	956

Commitments and other matters (Notes H and I)

Stockholders’ equity:
Preferred stock, $.01 par value; shares authorized – 5,000; issued and outstanding - none
Common stock, $.001 par value; shares authorized – 100,000; issued and outstanding - 66,596	66

Additional paid-in capital	44,318
Accumulated deficit	(44,250)
Total stockholders’ equity	134
TOTAL	$1,090

See accompanying notes to financial statements.

SYNTHEMED, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2004	2005

Revenue:
Royalty income	$23

Operating expenses:
Research and development	1,382	$1,524
General and administrative	1,019	937
Operating expenses	2,401	2,461

Loss from operations	(2,378)	(2,461)

Other income/(expense):
Interest income	13	28
Royalty income	174
Interest expense	(6)	(6)
Reversal of liabilities	61	37
Loss before income tax benefit	(2,136)	(2,402)
Income tax benefit	295	254

Net loss	(1,841)	(2,148)
Deemed dividend in connection with beneficial conversion feature of convertible preferred stock	(74)
Net loss attributable to common stockholders	$(1,915)	$(2,148)

Net loss attributable to common stockholders per share – basic and diluted	$(0.03)	$(0.03)

Weighted average shares outstanding – basic and diluted	55,798	65,070

See accompanying notes to financial statements.

SYNTHEMED, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands)
					Additional Paid-in Capital	Unearned Stock-Based Compensation	Accumulated Deficit	Totals
	Preferred		Common
	Shares	Amount	Shares	Amount

Balance - January 1, 2004	663	$7	41,483	$41	$40,248	$(17)	$(40,261)	$11
Conversion of Series C preferred stock	-663	-7	6,634	7				7
Options and warrants exercised			11,845	12	2,818			2,830
Stock-based compensation					452			452
Amortization of employee stock-based compensation						17		17
Net loss for the year							(1,841)	(1,841)

Balance December 31, 2004			59,962	60	43,518		(42,102)	1,476
Exercise of Series C warrants			6,634	6	790			796
Options issued to consultants					10			10
Net loss for the year							(2,148)	(2,148)

Balance December 31, 2005			66,596	$66	$44,318		$(44,250)	$134

See accompanying notes to financial statements.

SYNTHEMED, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2004	2005

Cash flows from operating activities:
Net loss	$(1,841)	$(2,148)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	30
Stock-based compensation	219	10
Amortization of acquired technology	68	68
Royalty income	(197)
Reversal of liabilities	(61)	(37)
Changes in operating assets and liabilities:
(Increase) in prepaid expenses	(3)	(54)
Increase in accounts payable	7	86
Increase in accrued expenses	289	123
Net cash used in operating activities	(1,504)	(1,922)
Cash flows from investing activities:
Purchase of equipment	(145)
Net cash used in investing activities	(145)
Cash flows from financing activities:
Proceeds from exercise of options and warrants	2,830	796
Net cash provided by financing activities	2,830	796
Net increase/(decrease) in cash	1,181	(1,126)
Cash and cash equivalents at beginning of year	680	1,861
Cash and cash equivalents at end of year	$1,861	$735

Supplementary cash flow information:
Interest paid	$6	$6
Non-cash investing and financing activities:
Conversion of Series C preferred stock into common stock	7

See accompanying notes to financial statements.

(NOTE A) - The Company and Basis of Presentation:

SyntheMed, Inc. (the “Company”) is a biomaterials company engaged primarily in the development and commercialization of anti-adhesion and drug delivery products. In May 2005, the Company changed its name from Life Medical Sciences, Inc. to SyntheMed, Inc. Since early 2000, products under development, all of which are based on the Company’s licensed proprietary, bioresorbable polymer technology, are primarily medical devices designed to prevent or reduce the formation of adhesions (scar tissue) following a broad range of surgical procedures. The Company’s product development efforts are currently focused on its lead product, REPEL-CV™, a bioresorbable adhesion barrier intended for use in cardiac surgery. In October 2003, the Company initiated the multi-center pivotal clinical trial on REPEL-CV. In January 2005, the Company announced that a planned interim analysis of patient data from the REPEL-CV trial was completed by a Data and Safety Monitoring Board (“DSMB”) comprised of medical and biostatistical specialists who are not participating in the trial. Based on data from over forty patients, the DSMB recommended that the trial proceed as planned and that no modifications to the trial protocol were indicated. In March 2005, the Company announced the initiation of a multi-center clinical study for REPEL-CV involving several cardiac surgery centers in Europe.

In May 2004, the Company announced the initiation of a product development program intended to provide cardiac surgeons with the first ever localized drug delivery product intended to prevent the onset of atrial fibrillation after open-heart surgery. The Company is also conducting preclinical studies on an anti-adhesion product for use in gynecologic surgery. This product development program is based on the Company’s proprietary, bioresorbable reverse thermal gel (“RTG”) technology.

In March 2005, the Company received $796,000 upon the exercise of warrants to purchase 6,634,000 shares of the Company’s common stock. In December 2005, the Company received $254,000 from the sale of certain New Jersey state tax losses. These funds are being used to fund the REPEL-CV clinical trial as well as other product development activities and operating expenses.

The accompanying financial statements have been prepared on a going concern basis. As shown in the accompanying financial statements, the Company has no revenues, has experienced recurring net losses, has negative working capital and has minimal stockholders’ equity at December 31, 2005. As a result, the Company has limited resources available for its continuing operations and substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon obtaining sufficient financing to fund its operations and ultimately to generate cash flows from operations, which is dependent on successfully completing the development of its proposed products, obtaining required regulatory approvals and manufacturing and selling its proposed products. The Company intends to pursue additional equity financings as well as continued participation in the New Jersey Tax Benefit Transfer Program. There is no assurance that initiatives to raise additional capital will be successful or that other financing arrangements will be available or that the Company will achieve or generate positive cash flows from operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(NOTE B) - Summary of Significant Accounting Policies:

[1] Revenue Recognition:

Royalty income has been based on the quarterly sales of the Sure-Closure System and any line extensions or embodiments thereof through June 2004. Royalties were calculated and credited to the Company within forty-five days after the last day of each quarter. The Company recognized such income when the amounts earned became fixed and determinable. Royalties earned by the Company were applied to the outstanding deferred royalty income balance. As provided in the original agreement, the royalty period on sales of the Sure-Closure System expired in June 2004. (see Note J).

[2] Cash and cash equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(NOTE B) - Summary of Significant Accounting Policies: (continued)

[3] Depreciation and Amortization:

Machinery and equipment are recorded at cost and are depreciated using the straight-line method based upon an estimated useful life of 3-5 years. Acquired technology is amortized on a straight line basis over its estimated economic life of 5 years.

[4] Research and development:

Substantially all research and development activities are outsourced (see Note H). Research and development costs representing principally clinical trials and manufacturing development are charged to expense as incurred.

[5] Patent costs:

Costs incurred in connection with acquiring patent rights and the protection of proprietary technologies are charged to expense as incurred.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as expected cash flows used to determine recoverability of intangible assets, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[7] Stock-based compensation:

The Company follows the intrinsic value based method of accounting for stock-based employee compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 and SFAS No. 148. The following table illustrates the effect on net loss and net loss per share attributable to common stockholders if the fair value based method of SFAS No. 123 had been applied to all awards (in thousands, except per share data):

	Year Ended December 31,
	2004	2005
Reported net loss attributable to common stockholders	$(1,915)	$(2,148)
Stock-based employee compensation expense included in reported net loss	79
Stock-based employee compensation determined under the fair value based method	(557)	(442)
Pro forma net loss attributable to common stockholders	$(2,393)	$(2,590)

Loss per common share attributable to common stockholders (basic and diluted):
As reported	$(0.03)	$(0.03)
Pro forma	$(0.04)	$(0.04)

(NOTE B) - Summary of Significant Accounting Policies: (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2004	2005
Dividend yield	0%	0%
Expected volatility	103%	98%
Risk free interest rate	2.2%	3.8%
Expected life	2.5years	2.5years

[8] Earnings (loss) per share:

Basic earnings (loss) per share attributable to common stockholders is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share attributable to common stockholders for the years ended December 31, 2004 and 2005 excludes the effect of the potential exercise or conversion of securities which would result in the issuance of incremental shares of common stock because the effect would be anti-dilutive.

Securities and the related potential number of common shares not included in the diluted computation, are as follows:

	December 31,
	2004	2005
Convertible promissory notes	110,000	110,000
Options	11,179,000	12,081,000
Warrants	7,228,000	594,000

	18,517,000	12,785,000

[9] Impairment of Intangible Assets

Intangible assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable over the remaining useful life. The Company has considered whether there has been impairment in the carrying value of the acquired technology described in Note C. Based on the best information available to management including estimated future cash flows the Company believes the carrying value of the asset is recoverable.

[10] Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

[11] Recently issued accounting pronouncements:

In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004) “Share-Based Payment: an Amendment of FASB Statements No. 123 and 95” (“FAS 123R”). FAS 123R is effective for public entities that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. Therefore, the Company will adopt it as of January 1, 2006. FAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. Accordingly, the adoption of SFAS 123R’s fair value method could have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

(NOTE B) - Summary of Significant Accounting Policies: (continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impractical to determine period specific changes. This statement is effective for fiscal periods beginning after December 15, 2005 and is not expected to have a significant impact on the Company’s financial statements.

(NOTE C) – Acquired Technology:

In March 2003, the Company purchased assets which comprise a series of United States and foreign patent applications as well as scientific and clinical documentation. In connection with this transaction, the Company ascribed $344,000 of value to this technology. For each of the years ended December 31, 2004 and 2005, the Company recorded amortization of $68,000, respectively. At December 31, 2005, accumulated amortization totaled $187,000.

(NOTE D) - Machinery and Equipment:

Machinery and equipment consists of the following at December 31:

	2005	Estimated useful life
Machinery and equipment	$145,000	5 years
Office equipment	4,000	3 years

	149,000
Less accumulated depreciation	45,000

	$104,000

(NOTE E) - Convertible Promissory Notes:

In February 2002, the Company issued a $70,000 5 year, 5% convertible promissory note maturing February 1, 2007 to PTG (see Note I [3]), which is convertible into common shares at a conversion price of $1.00 per share. In August 2001, the Company issued a $40,000 5 year, 6.5% convertible promissory note maturing August 1, 2006 to Dimotech, Ltd. (See Note H [2]) which is convertible into common shares at a conversion price of $1.00 per share.

(NOTE F) – Stockholders’ Equity:

[1] Common stock:

In March 2003, the Company completed the purchase of the polymer technology assets of a private medical technology company based in the United Kingdom, Phairson Medical Limited (and an affiliated entity; collectively, “Phairson”), in exchange for the issuance of 6,896,000 shares of restricted common stock of the Company. The assets comprise a series of United States and foreign patent applications as well as scientific and clinical documentation. The Company also assumed Phairson’s rights and obligations under a development agreement with the Swiss Federal Institute of Technology and the University of Zurich, as well as with the principal investigator of the technology development project, Professor JA Hubbell. Under these agreements, the Company is required to pay royalties of no more than 1.1% of net sales of products incorporating the technology. If the Company fails to sublicense the technology or pursue development efforts involving the technology for a period of two years or more, the Company is obligated to negotiate a return of the technology to the university. Management believes that its development efforts have met the requirements of the agreement. In connection with this transaction, $344,000 was recorded as acquired technology which is being amortized over the estimated life of 5 years. (Note C) In connection with the acquisition, the Company granted an option, exercisable for seven years, to purchase up to 100,000 shares of Common Stock at $.09 per share to Dr. Gere S. diZerega, who has served as a medical consultant to both companies and who assisted in identifying the acquisition opportunity. Dr. diZerega had previously served as a director of the Company. Certain stockholders of Phairson have participated in previous financings of the Company and Richard Franklin, the Company’s Chairman, is a stockholder in and has served as CEO of Phairson.

In March 2003, the Company issued 11,125,000 shares of common stock pursuant to the automatic conversion of 1,112,000 shares of Series B convertible preferred stock which were issued in March 2002. Also, during June 2003, 6,634,000 shares were issued as a result of the exercise of warrants issued during the Series C private placement. During 2003, 69,000 shares of common stock were issued as a result of the exercise of stock options by a former Director.

In March 2004, the Company issued 6,634,000 shares of common stock pursuant to the automatic conversion of 663,000 shares of Series C convertible preferred stock that were issued in March 2003. In March 2004, 11,833,000 shares were issued as a result of the exercise of warrants issued during the Series B private placement. In June 2004, 12,000 shares were issued as a result of the exercise of stock options by a former Director.

In March 2005, the Company issued 6,634,000 shares of common stock as a result of the exercise of warrants issued during the Series C private placement.

In November 2005, the Company’s Board of Directors approved the increase in the number of authorized shares from 105 million to 155 million shares, consisting of (i) one hundred and fifty million (150,000,000) shares of Common Stock, par value $.001 per share (“Common Stock”), and (ii) five million (5,000,000) shares of Preferred Stock, par value $.01 per share (“Preferred Stock”), subject to stockholder approval at the Company’s 2006 annual meeting.

[2] Preferred stock:

On April 1, 2003, the Company completed a $725,000 private placement (“Series C Financing”) with a consortium of European investors. The Series C Financing involved the issuance of 604,000 Units at $1.20 per Unit plus 59,400 broker Units. Each Unit consists of one share of Series C Convertible Preferred Stock (“Series C Preferred Stock”) convertible into ten shares of Common Stock; one warrant entitling the holder to purchase, until June 30, 2003, up to ten shares of Common Stock at $0.12 per share; and one two-year warrant entitling the holder to purchase up to ten shares of Common Stock at $0.12 per share. The Series C Preferred Stock automatically converted into common shares on the first anniversary of the initial closing. The broker also received 59,400 four-year warrants each entitling the holder to purchase up to 10 shares of Common Stock at $0.12 per share.

The Company allocated the proceeds between the Series C Preferred Stock ($293,000) and the detachable warrants based on the relative fair values using the following assumptions: dividend yield of 0%; expected volatility of 99 - 104%; risk free interest rate of 5%; and expected life of 2.5 years. Prior to the conversion of the Preferred Stock, the Company reflected a deemed dividend for the beneficial conversion feature of the Series C Preferred Stock, which was limited to the proceeds allocated to the Series C Preferred Stock, over the one-year period through automatic conversion. Accordingly, $219,000 and $74,000 was charged to the net loss attributable to common stockholders for the year ended December 31, 2003 and 2004, respectively.

[3] Warrants:

As of December 31, 2005, there were warrants outstanding to purchase up to 594,000 shares of the Company’s common stock at $0.12 per share which expire on March 26, 2007.

[4] Options:

The Company may issue options to purchase up to an aggregate of 1,000,000 shares of common stock pursuant to its 2000 Non-Qualified Stock Option Plan (the “2000 Plan”) and 10,000,000 shares of common stock pursuant to its 2001 Non-Qualified Stock Option Plan (the “2001 Plan”). Only non-qualified stock options to purchase shares may be granted under the 2000 Plan and the 2001 Plan to employees and directors of the Company or agents, medical and scientific advisors, or consultants to the Company. In the case of the 2000 Plan and the 2001 Plan, the exercise price is determined by the Compensation Committee of the Board of Directors at the time of the granting of an option. Options vest over a period not greater than five years, and expire no later than ten years from the date of grant.

At December 31, 2005, options to purchase 777,000 shares of common stock were outstanding pursuant to the 2000 Plan and options to purchase 9,727,000 shares of common stock were outstanding pursuant to the 2001 Plan. In addition, options to purchase 1,577,000 shares of common stock are outstanding pursuant to other agreements. These options vest over various periods and expire no later than ten years from the date of vesting.

At December 31, 2005, there were 341,000 options available for grant under these plans. Operating expenses include the following charges relating to stock options:

	Year Ended December 31,
	2004	2005

Employees/Director	$79,000	$—
Consulting fees	140,000	10,000
	$219,000	$10,000

On April 23, 2004, the compensation committee modified certain options previously granted to a former director. The Company extended the expiration date of 125,000 options granted under the 2001 Plan from one year after date of separation to October 12, 2007. The Company extended the expiration date of 100,000 options granted outside of the plan from 90 days after date of separation to October 12, 2007. In connection with these modifications, the Company recorded a fair value charge of $62,000. In addition, the Company granted 50,000 options with an exercise price equal to the market price on the date of the grant to the former director which vested immediately and expire on April 23, 2011.

A summary of the status of the Company’s stock options as of December 31, 2004 and 2005, and changes during the years ended on those dates is presented below (in thousands, except per share data):

	2004		2005
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	9,574	$0.50	11,179	$0.40
Granted	2,035	0.50	1,535	0.36
Exercised	(12)	0.20	—
Forfeited/Expired	(418)	2.22	(633)	2.14
Outstanding at end of year	11,179	0.43	12,081	0.34
Options exercisable at year-end	10,119	.0.40	10,868	0.30
Weighted-average grant date fair value of options granted during the year		0.31		0.30

Included in the preceding table are 485,000 and 605,000 options granted to non-employee directors in 2004 and 2005, respectively. The weighted-average grant date fair value of such options was $0.43 and $0.36, respectively. Also included in the preceding table are 100,000 options granted to non-employees in 2005. The weighted average grant date fair value of such options was $0.36 and a stock-based compensation charge of $10,000 was recorded.

Options to purchase 5,200,000 shares of common stock, including 2,200,000 to officers and 3,000,000 to a director, pursuant to the 2001 Plan were granted at the closing of the Series B convertible preferred stock issuance in March 2002. The options vest in one third increments as of the grant date and the first and second anniversaries thereof and will expire no later than seven years from the vesting dates. The exercise price for the options is $0.12 per share. At the closing of the Series B Offering, the market price of the Company's common stock was $0.38. The Company recorded $157,000 of compensation expense attributable to these options in 2004.

The following table summarizes information for stock options outstanding at December 31, 2005 (in thousands, except per share data):

	Options Outstanding			Options Exercisable
Range Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighed Average Exercise Price
$0.02 – 0.12	5,878	6 years	$0.12	5,878	$0.12
0.14 – 0.81	5,321	6 years	0.38	4,218	0.36
1.00 – 2.00	826	1 year	1.23	716	1.12
4.00 – 4.75	56	1 year	4.03	56	4.03
	12,081	4 years	$0.33	10,868	$0.30

 In November 2005, the Company’s Board of Directors approved the 2006 stock option plan, authorizing the issuance of up to an aggregate of 5,000,000 shares of Common Stock. The 2006 stock option plan provides for the issuance of both non-qualified and incentive stock options. This plan is subject to stockholder approval at the Company’s 2006 annual meeting.

(NOTE G) - Income Taxes:

At December 31, 2005, the Company has approximately $41,000,000 of net operating loss carryforwards to offset future federal taxable income and approximately $790,000 of research and development tax credit carryforwards available to offset future federal income tax, subject to limitations for alternative minimum tax. The ability of the Company to utilize its net operating losses and research and development tax credit carryforwards in future years may be limited in accordance with the provisions of Section 382 of the Internal Revenue Code.

The net operating loss and research and development credit carryforwards expire as follows:

Year	Net Operating Loss	Research and Development Tax Credit

2006	$803,000
2007	1,519,000	$69,000
2008	4,044,000	31,000
2009	3,376,000	11,000
2010 - 2025	31,258,000	679,000
	$41,000,000	$790,000

(NOTE G) - Income Taxes: (continued)

The Company has participated in the Tax Benefit Transfer Program administered by the State of New Jersey under which $3,677,000 and $3,175,000 in eligible loss carryforwards, covering the tax year 1998, were sold to PSEG Services Corporation in exchange for cash payments of approximately $295,000 and $254,000 in 2004 and 2005, respectively. The Company anticipates similar transactions during 2006 and beyond, contingent upon approvals from the State Department of Taxation. At December 31, 2005, the Company has net operating loss carryforwards for New Jersey State income tax purposes of approximately $9,691,000 which expire through 2012.

The deferred federal tax asset, which amounted to $15,868,000 at December 31, 2005 has been offset by a valuation allowance against the entire benefit due to management's uncertainty regarding the future profitability of the Company. The valuation allowance has been decreased by $48,000 in 2004 and increased by $1,368,000 in 2005.

The income tax benefit of $295,000 and $254,000 for the years ended December 31, 2004 and 2005 reflect the Company’s participation in the Tax Benefit Transfer Program described above.

The difference between income taxes at the statutory federal income tax rate and income taxes reported in the statements of operations are attributable to the following:

	Year Ended December 31,
	2004	2005

Income tax benefit at the federal statutory rate	$(726,000)	$(816,000)
State and local income taxes, net of effect on federal taxes	(128,000)	(144,000)
Increase in valuation allowance	817,000	1,368,000
Sale of state net operating loss carryforwards	(295,000)	(254,000)
Reduction in deferred tax asset from transfer of state net operating loss carryforwards	331,000	286,000
NJ Net Operating Loss		(644,000)
Benefit of research and development credit		(57,000)
Other	(294,000)	7,000
	$(295,000)	$(254,000)

The deferred tax asset at December 31 consists of the following:

	2004	2005

Net operating loss carryforward	$13,231,000	$14,518,000
Research and development credit carryforward	733,000	790,000
Other	536,000	560,000

	14,500,000	15,868,000
Valuation allowance	(14,500,000)	(15,868,000)
	$0	$0

(NOTE H) - Research and License Agreements:

[1] Yissum agreement:

During June 1991, the Company entered into a research and license agreement (the “Agreement”) with Yissum Research and Development Company of the Hebrew University of Jerusalem (“Yissum”), which was amended in February 1994, as of January 1996, as of October 1996 and as of April 2002, pursuant to which the Company finances and Yissum conducts research and development at the Hebrew University of Jerusalem in the field of biomedical polymers. In connection with the Agreement, Yissum assigned to the Company its worldwide rights to patents, patent applications and know-how to develop, manufacture and market products relating to this technology.

Pursuant to the Agreement, the Company is obligated to pay a royalty of five percent of all net sales of the Company's products derived under the Agreement. The maximum amount of royalties to be paid during the term of the Agreement is $5,500,000. The Agreement continues until the later of the last date upon which the patents expire, or at the end of fifteen years from the date of the first commercial sale pursuant to the assignment. Yissum has the right in its sole discretion to terminate the Agreement if, among other things the Company does not attain certain milestones by specified dates. The January 1996 amendment gives the Company options for three one-year extensions, through 2004, of the periods in which certain milestones must be attained, each for a payment of $50,000, and the 2002 amendment gives the Company similar options through 2007 for an annual payment, in 2005, of $50,000 and, in 2006 and 2007, of $100,000. Upon termination of the Agreement for any reason, the patents, patent applications and know-how assigned by Yissum to the Company in June 1991 will revert in full to Yissum. In addition, in the event of a material breach of the Agreement by the Company, all patents and patent applications derived from the research shall revert to Yissum.

[2] Dimotech agreement:

During July 1995, the Company entered into an agreement with Dimotech Ltd., pursuant to which the Company financed and Dimotech conducted research and development with regard to the scar management program. In connection with the agreement, Dimotech assigned to the Company its worldwide rights to the patents and know-how to develop, manufacture and market products relating to this technology. In 2000, this agreement was terminated and all rights therein reverted back to Dimotech. In 2001, the Company reached a settlement with Dimotech with respect to past due royalties and accrued interest aggregating $125,000. Pursuant to the settlement, the Company paid $52,000, issued a $40,000 note payable (convertible into common stock at $1.00 per share) and recorded $25,000 as accrued expenses, which was converted into 21,000 Series B Units upon the closing of the Series B Offering in 2002 (Note E). Dimotech forgave $8,000 in connection with the settlement.

(NOTE I) - Commitments and Other Matters:

[1] Employment agreement:

At December 31, 2005, the Company has employment agreements with three executives which expire in March 2006, May 2006 and September 2006. Pursuant to these agreements, the Company’s commitment regarding early termination benefits aggregates $402,000 at December 31, 2005.

[2] Supplier concentration:

Polymer Technology Group, Inc. (“PTG”) has been the Company’s primary supplier and is in a position to produce its proposed products for testing and commercial purposes. However, the Company is developing alternate sources of supply for its current product under development. For the year ended December 31, 2005 and 2004, the Company paid $5,000 and $132,000, respectively, to PTG in connection with such services.

[3] Reversal of liabilities:

During 2005 and 2004, the Company reversed liabilities of $37,000 and $61,000, respectively, primarily relating to trade transactions with former vendors.  The underlying transactions occurred during or before 1999 and 1998, respectively, and there has been little or no communication with the parties regarding these transactions since that time.  Accordingly, the Company believes that any claim for these amounts at this time would be barred by applicable statutes of limitations.

(NOTE J) - Sure-Closure System Sale:

In July 1994, the Company sold or assigned to MedChem Products, Inc. (“MedChem”) substantially all of its assets related to the Sure-Closure System, a disposable wound closure device, including rights, agreements and licenses. The terms of the agreement provide that the Company is entitled to royalties of 10% of the net sales (as defined in the agreement), through June 30, 2004, of the Sure-Closure System and any line extensions or future embodiments. In connection with this transaction, $644,000 was recorded as deferred royalty income and through December 31, 2003 had been reduced by $470,000 of royalties earned. A number of the Company’s agreements with Technion and Dimotech, related to the Sure-Closure System, were assigned to MedChem in connection with the sale. Upon expiration of the royalty period on June 30, 2004, pursuant to the agreement, the $174,000 remaining balance of the deferred royalty income was recorded in income. (See NOTE B [1])

(NOTE K) - Related Parties:

In 2004, the Company paid $75,000 in business management consulting fees to Richard L. Franklin, MD, the Chairman of the Board of Directors. No such fees were paid in 2005.

See NOTE F [1] with respect to Company’s transaction with Phairson Ltd., a company in which Dr. Franklin is a stockholder and former CEO.

The Company’s limited activities are being conducted at the premises of the Company’s Chief Executive Officer on a rent-free basis.

(NOTE L) - Subsequent Event:

In August 2005, the Company entered into an agency agreement with an investment banker to raise up to $5 million through the issuance of up to 12,500,000 shares of its common stock at $0.40 per share. As of February 28, 2006, the Company has received approximately $3.2 million that is held in escrow pending closing of the transaction.

SYNTHEMED, INC.

CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	(In thousands, except per share data)
	Three months ended March 31,
	2005	2006

Operating expenses:
Research and development	$257	$325
General and administrative	262	597
Sales and marketing		37
Operating expenses	519	959

Loss from operations	(519)	(959)

Other income/(expense):
Interest income	7
Interest expense	(2)	(2)
Other income/(expense)	5	(2)

Net loss	$(514)	$(961)

Net loss per common share-basic and diluted	$(0.01)	$(0.01)

Weighted average shares outstanding	60,331	66,652

See notes to condensed financial statements.

SYNTHEMED, INC.

CONDENSED BALANCE SHEETS

	(In thousands, except per share data)
	December 31,	March 31,
	2005	2006
		(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$735	$122
Prepaid expenses and advances	94	242
Total current assets	829	364

Acquired technology, less accumulated amortization	157	140
Furniture and equipment, less accumulated depreciation	104	96
TOTAL	$1,090	$600

LIABILITIES AND STOCKHOLDERS’ EQUITY / CAPITAL DEFICIENCY

Current liabilities:
Accounts payable	$359	$315
Accrued expenses	487	426
Insurance payable		155
Convertible note payable, current portion	40	110
Total current liabilities	886	1,006

Convertible note payable, net of current portion	70
Total liabilities	956	1,006

Stockholders’ equity (Capital deficiency):
Preferred stock, $.01 par value; shares authorized - 5,000; issued and outstanding - none
Common stock, $.001 par value; shares authorized - 100,000 issued and outstanding - 66,596 and 66,696	66	67
Additional paid-in capital	44,318	44,738
Accumulated deficit	(44,250)	(45,211)
Total stockholders’ equity/(Capital deficiency)	134	(406)
TOTAL	$1,090	$600

See notes to condensed financial statements.

SYNTHEMED, INC.

CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

	(In thousands, except for per share data)
	March 31,
	2005	2006
Cash flows from operating activities:
Net loss	$(514)	$(961)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation	7	8
Amortization of acquired technology	17	17
Stock based compensation		411
Changes in operating assets and liabilities:
(Increase) /decrease in prepaid expenses	40	(148)
(Decrease) in accounts payable	(13)	(44)
(Decrease) in accrued expenses	(67)	(60)
Increase in insurance payable		155
Net cash (used in) operating activities	(530)	(622)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	796	9
Net cash provided by financing activities	796	9

Net Increase/(decrease) in cash and cash equivalents	266	(613)
Cash and cash equivalents at beginning of period	1,861	735
Cash and cash equivalents at end period	$2,127	$122

See notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

A)    Basis of Presentation

The accompanying condensed financial statements do not include all of the information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles; but, in the opinion of management, contain all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of such financial information. Results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years. These condensed financial statements have been presented on a going concern basis and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. These condensed financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005 included in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.

B)    Stock Based Compensation Plans

At March 31, 2006, the Company has two stock-based compensation plans: 2000 Non-Qualified Stock Option Plan, which may issue options to purchase up to an aggregate of 1,000,000 shares of common stock and the 2001 Non-Qualified Stock Option Plan, which may issue options to purchase up to an aggregate of 10,000,000 shares of common stock. At March 31, 2006, there were 340,000 options available for grant under these plans. Under both of these plans, only non-qualified stock options to purchase shares may be granted. The exercise price is determined by the Compensation Committee of the Board of Directors at the time of the granting of an option. Options vest over a period not greater than five years, and expire no later than ten years from the date of grant.

In November 2005, the Company's Board of Directors approved the 2006 stock option plan, authorizing the issuance of up to an aggregate of 5,000,000 shares of Common Stock. The 2006 stock option plan provides for the issuance of both non-qualified and incentive stock options. In April 2006, the 2006 stock option plan was approved at the Company’s Annual Meeting of Stockholders.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment.” The Company elected to use the modified prospective transition method, therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. As a result, the recognition of stock-based compensation expense was generally limited to the expense attributed to stock option modifications, as well as the amortization of certain acquisition-related deferred compensation.

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their fair values. For options with graded vesting, we value the stock option grants and recognize compensation expense as if each vesting portion of the award was a separate award. Under the modified prospective method, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. In addition, the realization of tax benefits in excess of amounts recognized for financial reporting purposes will be recognized as a financing activity rather than an operating activity as in the past.

No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for substantially all net deferred tax assets. We elected to adopt the alternative method of calculating the historical pool of windfall tax benefits as permitted by FASB Staff Position (FSP) No. SFAS 123R-c, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting for awards that were outstanding as of the adoption of SFAS 123R.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all awards (in thousands, except for per share data):

Three Months Ended March 31, 2005
Reported net loss	$(514)
Stock-based employee compensation expense Included in reported net loss
Stock-based employee compensation determined Under the fair value based method	(41)

Pro Forma net income	$(555)

Loss per common share attributable to common Stockholders (basic and diluted):
As reported	$(0.01)
Pro forma	$(0.01)

The following summarizes the activity of the Company’s stock options for the three months ended March 31, 2006 (in thousands, except per share data):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Number of shares under option plans:
Outstanding at January 1, 2006	12,081	$0.34	4 Years
Granted	0
Exercised	(100)	0.09
Canceled or expired	0
Outstanding at March 31, 2006	11,981	$0.34	3.24 Years*	$5,697,418

Exercisable at March 31, 2006	10,767	$0.30	3.24 Years*	$5,597,418

* During the first quarter 2006, the Company extended the expiration date of various options by one year, with exercise prices ranging from $0.05 - $4.75 and expiration dates ranging from 3/31/06 - 12/27/06, granted to employees, directors, consultants and former employees and directors. As a result of this option modification, the Company recorded an expense of approximately $370,000. The Company also recorded $41,000 in stock compensation expense upon the adoption of SFAS 123R.

The total intrinsic value of options exercised during the three-months ended March 31, 2006 was $66,000.

The following summarizes the activity of the Company’s stock options that have not vested for the three months ended March 31, 2006 (in thousands, except per share data):

	Shares	Weighted Average Exercise Price
Nonvested at January 1, 2006	1,213	$0.60
Granted	0
Canceled or expired	0
Vested	0
Nonvested at March 31, 2006	1,213	$0.60

As of March 31, 2006, there was approximately $258,000 of unrecognized stock compensation related to unvested awards (net of estimated forfeitures) is expected to be recognized over the next 15 months.

The Company did not grant any options in the quarters ended March 31, 2005 and 2006.

Under SFAS 123R forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under SFAS 123 and APB 25, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense was reversed to reduce pro forma expense for that period.

At March 31, 2006, the Company had 175,000 options outstanding which vest upon FDA approval of certain planned products: 125,000 options associated with the PMA approval for REPEL-CV™ Adhesion Barrier and 50,000 options associated with the IND approval of a drug delivery development program. The Company also has 35,000 options that vest upon the one year anniversary of the PMA approval for REPEL-CV. These options have a term ranging from 5 - 10 years and an exercise price range of $0.26 to $2.00. At this time, the Company cannot determine when the FDA approvals will be obtained.

C)    Acquired Technology

In March 2003, the Company purchased certain polymer technology from Phairson Medical, Ltd., a private medical technology company based in the United Kingdom, for approximately 6,896,000 shares of restricted common stock of the Company. These assets comprise a series of United States and foreign patent applications as well as scientific and clinical documentation. In connection with this transaction, the Company recorded $344,000 as the fair value of this technology which includes (i) $330,000, representing the deemed value of the shares issued (approximately $0.0478 per share) paid by investors in the contemporaneous private placement of Series C Convertible Preferred Stock and related warrants; (ii) $11,000 in transaction-related costs and (iii) $3,000 representing the fair value of the options issued as a finder’s fee. A useful life of 5 years was assigned to the acquired technology considering the stage of product development, the estimated period during which patent protection could be enforced, which would go well beyond five years from the acquisition date, the development cycle time for medical devices of the type envisioned by the Company based on such technology, as well as potential technology obsolescence over time. For the periods ended March 31, 2005 and 2006, the Company recorded amortization of $17,000 and $17,000, respectively.

The fair value of the options to purchase 100,000 shares of common stock issued as a finder’s fee was determined to be $3,000 at the time of the transaction using the Black Scholes pricing model.

D)    Insurance Payable

The Company entered into two finance agreements in February and March 2006, payable in monthly installments of $8,900 and $10,900, respectively. The monthly installments are due through November 2006 and carry interest of 6.99% and 6.933%, respectively.

E)    Net Loss Per Common Share

Basic and diluted net loss per common share is computed using the weighted average number of shares outstanding during each period, which excludes potential common shares issuable from the exercise of outstanding options and warrants and the conversion of outstanding shares of preferred stock since their inclusion would have been be anti-dilutive.

F)    Exercise of Warrants

In March 2005, the Company received proceeds of $796,000 from the exercise of warrants to purchase 6,634,000 shares of the Company’s common stock. The warrants were issued in the Series C Convertible Preferred Stock private placement in March 2003.

G)    Exercise of Options

In February 2006, the Company received proceeds of $9,000 from the exercise of options to purchase 100,000 shares of the Company’s common stock.

H)    Subsequent Event

On April 3, 2006, we sold an aggregate of 15,000,000 shares of common stock in a private placement at a purchase price of $.40 per share, resulting in gross cash proceeds of $6,000,000. In connection with the financing, we paid a placement agent a commission equal to $590,000, representing 10% of the proceeds raised by the agent ($449,840 of which was paid, at the agent’s election, by issuance of 1,124,000 shares of common stock at the offering price of $0.40 per share, and the balance of which was paid in cash) and we issued to the placement agent warrants to purchase an aggregate of 1,475,000 shares of common stock, representing 10% of the number of shares sold by the agent in the financing. The warrants are exercisable at an exercise price equal to $.60 per share at any time until April 3, 2010. We also reimbursed the agent for certain financing-related expenses including legal fees.

In connection with the financing, we entered into subscription agreements and an investor rights agreement with the investors, as well as an agency agreement with the placement agent. Pursuant to the investor rights agreement, the Company agreed to file, within 60 days of the closing, a registration statement with the United States Securities and Exchange Commission covering resale of the securities sold in the private placement.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Restated Certificate of Incorporation eliminates in certain circumstances the liability of directors of our company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director's duty of loyalty to our company or our stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption or (iv) for transactions from which the director derived an improper personal benefit. These provisions will not alter the liability of directors under federal securities laws.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling stockholders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission registration fee, are estimates.

SEC registration fee	$1,223.80
Accounting fees and expenses	$12,000
Legal fees and expenses	$25,000
Printing and related expenses	$1,000

Miscellaneous	$4,776.20
Total	$44,000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

On April 3, 2006, we sold an aggregate of 15,000,000 shares of common stock in a private placement at a purchase price of $.40 per share, resulting in gross cash proceeds of $6,000,000. In connection with the financing, we paid a placement agent a commission equal to $590,000, representing 10% of the proceeds raised by the agent ($449,840 of which was paid, at the agent’s election, by issuance of 1,124,600 shares of common stock at the offering price of $.40 per share, and the balance of which was paid in cash) and we issued to or at the direction of the placement agent warrants to purchase an aggregate of 1,475,000 shares of common stock, representing 10% of the number of shares sold by the agent in the financing. The warrants are exercisable at an exercise price equal to $.60 per share at any time until April 3, 2010. We also reimbursed the agent for certain financing-related expenses including legal fees. The financing was made in reliance upon the exemption from registration provided by Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 thereunder, as well as upon Regulation S promulgated under the Securities Act (“Regulation S”). The offering in the United States involved no general solicitation and each of the purchasers represented, among other things, that it is an “accredited investor” within the meaning of Regulation D. The offering outside of the United States involved no “directed selling efforts”, was made in an “offshore transaction” to persons who represented that they were not “US Persons” and included “offering restrictions”, as those terms are defined in Regulation S.

During March 2005, holders of outstanding common stock purchase warrants that were scheduled to expire that month, exercised such warrants resulting in the issuance of an aggregate of 6,634,000 shares of our common stock for aggregate cash consideration of approximately $796,000, or $0.12 per share. During June 2003, holders of outstanding common stock purchase warrants that were scheduled to expire that month, exercised such warrants resulting in the issuance of an aggregate of 6,634,000 shares of our common stock for aggregate cash consideration of approximately $796,000, or $0.12 per share. Both sets of warrants were previously issued as part of our Series C Convertible Preferred Stock private placement in March 2003. The offering was made in reliance upon the previsions of Section 4(2) under the Securities Act of 1933. The offering was made to a limited number of investors, each of who made investment representations and were believed to be sophisticated investors.

During March 2004, holders of outstanding common stock purchase warrants that were scheduled to expire that month, exercised such warrants resulting in the issuance of an aggregate of 11,833,000 shares of our common stock for aggregate cash consideration of approximately $2,841,000, or $0.24 per share. The warrants were previously issued as part of our Series B Convertible Preferred Stock private placement in March 2002. The offering was made in reliance upon the previsions of Section 4(2) under the Securities Act of 1933. The offering was made to a limited number of investors, each of who made investment representations and were believed to be sophisticated investors.

ITEM 27. EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant, filed December 26, 1991, as amended. (1)
3.1(a)	Amendment to Restated Certificate of Incorporation, dated August 21, 1992. (1)
3.1(b)	Amendment to Restated Certificate of Incorporation, dated December 14, 2000. (9)
3.1(c)	Amendment to Restated Certificate of Incorporation, dated April 22, 2005. (15)
3.1(d)	Amendment to Restated Certificate of Incorporation, dated April 27, 2006. (16)
3.2	By-Laws of Registrant. (1)
3.2(a)	Amendment No. 1 to the By-Laws of Registrant. (10)
5.1	Opinion of Eilenberg & Krause LLP.*
10	The Registrant’s 2000 Stock Option Plan. (8) (9)
10.2	Form of Non-Qualified Option Agreement granted outside of a Plan. (8) (9)
10.3	Agreement, dated June 14, 1991, between Registrant and Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”). (1)
10.4	Form of Indemnification Agreement entered into between Registrant and certain officers and directors of Registrant. (2)
10.8	Assignment of certain rights relating to the polymer technology to Registrant by Yissum. (3)
10.9	Form of Non-Qualified Stock Option Agreement. (4) (8)
10.11	Asset Purchase Agreement between Registrant and MedChem Products, Inc. dated as of July 29, 1994. (5)
10.16	Amendment No. 1 dated as of February 1994 to the Agreement between Registrant and Yissum. (6)
10.19	Amendment No. 2 dated as of January 1, 1996 to the Agreement between the Registrant and Yissum. (2)
10.27	Amendment No. 3 dated as of October 1, 1996 to the Agreement between the Registrant and Yissum. (2)
10.28	Amendment No. 4 dated as of April 24, 2002 to the Agreement between the Registrant and Yissum. (12)
10.29	Consulting Agreement between Registrant and Richard L. Franklin MD dated April 1, 2001. (8) (13)
10.30	Amendment No. 1 dated May 20, 2003 to the Consulting Agreement between Registrant and Richard L. Franklin MD. (8) (13)
10.31	2001 Non-Qualified Stock Option Plan and Stock Option Agreement. (11)
10.32	Series B Subscription Agreement dated March 21, 2002. (11)
10.33	Intentionally omitted.
10.34	Employment Agreement dated June 19, 2006 between the Registrant and Robert P. Hickey. (8)**
10.35	Convertible Promissory Note between Registrant and Dimotech, Ltd. dated August 6, 2001. (11)
10.36	Convertible Promissory Note between Registrant and Polymer Technology Group, Inc. dated February 22, 2002. (11)
10.37	Series C Subscription Agreement dated March 26, 2003 (including exhibits and Supplement dated March 21, 2003). (12)
10.38	Intentionally omitted.
10.39	Employment Agreement dated June 19, 2006 between the Registrant and Eli Pines, PhD. (8)**
10.40
Assignment and Amendment Agreement dated March 18, 2003, among the Registrant, Phairson Medical, Ltd., Swiss Federal Institute of Technology and University of Zurich (including underlying development contract). (12)

10.42	Contract effective as of December 1, 1998, between Phairson Medical, Ltd. and Professor J. A. Hubbell, as amended(including letter agreement dated January 14, 2003, assigning same to Registrant). (12)
10.43	Asset Purchase Agreement between Registrant and Phairson Medical, Ltd. dated March 18, 2003. (12)
10.44	Certain Information Regarding Equity Compensation Arrangements Not Approved by Stockholders. (13)
10.45	Option agreements dated April 23, 2004 and May 24, 2004 in favor of Robert P. Hickey. (14)
10.46	Option agreements dated April 23, 2004 and May 24, 2004 in favor of Eli Pines PhD. (14)
10.47	Option agreement dated April 22, 2005 in favor of Robert P. Hickey. (15)
10.48	Option agreement dated April 22, 2005 in favor of Eli Pines PhD. (15)
10.49	Form of Subscription Agreement for April 2006 equity financing (including Supplement). (17)
10.50	Form of Investor Rights Agreement for April 2006 equity financing. (17)
10.51	Agency Agreement dated as of April 3, 2006 between SyntheMed, Inc. and Clubb Capital Limited. (17)
10.52	Form of Broker Warrant issued to Agent’s designees covering an aggregate of 1,475,000 shares. (17)
10.53	The Registrant’s 2006 Stock Option Plan. (18)
10.54	Change of Control Agreement dated June 19, 2006 between the Registrant and Eli Pines, PhD. (8)**
10.55	Change of Control Agreement dated June 19, 2006 between the Registrant and Robert P. Hickey. (8)**
23.1	Consent of Eisner LLP. **
23.2	Consent of Eilenberg & Krause LLP. (Included in Exhibit 5.1)

*	Previously filed.
**	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 33-94008) declared effective on September 22, 1992.

(2)	Incorporated by reference to Registrant’s Registration Statement on Form S-1 (File No. 333-02588) declared effective on May 3, 1996.

(3)	Incorporated by reference to the Registrant’s report on Form 10-Q for the quarter ended September 30, 1992.

(4)	Incorporated by reference to the Registrant’s report on Form 10-K for the year ended December 31, 1993.

(5)	Incorporated by reference to the Registrant’s report on Form 8-K filed by the Company on August 12, 1994.

(6)	Incorporated by reference to the Registrant’s report on Form 10-K for the year ended December 31, 1994.

(7)	Incorporated by reference to the Registrant’s report on Form 10-K for the year ended December 31, 1996.

(8)	Indicates a management contract or compensatory plan or arrangement.

(9)	Incorporated by reference to the Registrant’s S-8 filed in January 2000.

(10)	Incorporated by reference to the Registrant’s 8-K filed in January 2001.

(11)	Incorporated by reference to the Registrant’s report on Form 10-K for the year ended December 31, 2001.

(12)	Incorporated by reference to the Registrant’s report on Form 10-KSB for the year ended December 31, 2002.

(13)	Incorporated by reference to the Registrant’s report on Form 10-KSB for the year ended December 31, 2003.

(14)	Incorporated by reference to the Registrant’s report on Form 10-KSB for the year ended December 31, 2004.

(15)	Incorporated by reference to the Registrant’s report on Form 10-KSB for the year ended December 31, 2005.

(16)	Incorporated by reference to the Registrant’s report on Form 10-QSB for the quarter ended March 31, 2006.

(17)	Incorporated by reference to the Registrant’s 8-K filed in April 2006.

(18)	Incorporated by reference to the Registrant’s Schedule 14A definitive proxy statement for its 2006 annual meeting of stockholders.

ITEM 28. UNDERTAKINGS

A. Rule 415 Offering

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the Company under the Securities Act to any purchaser in the initial distribution of the securities, the Company undertakes that in a primary offering of securities of the Company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the Company relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the Company or used or referred to by the Company;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the Company or its securities provided by or on behalf of the Company; and

(iv) Any other communication that is an offer in the offering made by the Company to the purchaser.

B. Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

C. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to its registration statement to be signed on its behalf by the undersigned, in Iselin, New Jersey, on July 28, 2006.

SYNTHEMED, INC.

By:	/s/ ROBERT P. HICKEY
Robert P. Hickey, President, CEO and CFO

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT P. HICKEY	President, Chief Executive Officer and Chief Financial Officer and Director (principal executive, financial and accounting officer)	July 28, 2006
Robert P. Hickey

/s/ RICHARD L. FRANKLIN, MD	Chairman of the Board and Director	July 28, 2006
Richard L. Franklin, MD

/s/ DAVID GP ALLAN	Director	July 28, 2006
David GP Allan

/s/ EDWARD CELANO	Director	July 28, 2006
Edward Celano

/s/ BARRY FRANKEL	Director	July 28, 2006
Barry Frankel

/s/ WALTER C. MAUPAY, JR.	Director	July 28, 2006
Walter C. Maupay, Jr.

EXHIBIT INDEX

Exhibit Number	Description
10.34	Employment Agreement dated June 19, 2006 between the Registrant and Robert P. Hickey.
10.39	Employment Agreement dated June 19, 2006 between the Registrant and Eli Pines, PhD.
10.54	Change of Control Agreement dated June 19, 2006 between the Registrant and Eli Pines, PhD.
10.55	Change of Control Agreement dated June 19, 2006 between the Registrant and Robert P. Hickey.
23.1	Consent of Eisner LLP.